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Exhibit 99.1

ANNUAL MEETING OF SHAREHOLDERS TO BE HELD
ON MAY 10, 2016
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
and
MANAGEMENT INFORMATION CIRCULAR

This Notice and Management Information Circular,
along with accompanying materials, require your immediate attention.

If you have any questions regarding the information described in this Notice and
Management Information Circular or require assistance with voting your shares, please contact Laurel Hill Advisory Group at 1-877-452-7184 (416-304-0211 collect)
or by email at assistance@laurelhill.com

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOUR OF ALL PROPOSED RESOLUTIONS.

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

April 1, 2016

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting of shareholders of Aeterna Zentaris Inc. (the "Corporation" or "Aeterna Zentaris") will be held at the offices of Norton Rose Fulbright US LLP, located on the 33rd floor at 666 Fifth Avenue, New York, NY 10103-3198, on Tuesday, May 10, 2016, at 10:30 a.m. (Eastern time) for the following purposes:

1.
to receive the audited consolidated financial statements of the Corporation as at and for the year ended December 31, 2015, together with the auditors' report thereon;

2.
to elect directors;

3.
to appoint auditors and to authorize the directors to determine their compensation;

4.
to consider and, if deemed advisable, to adopt an ordinary resolution (the full text of which is set out in the accompanying management information circular) approving, ratifying and confirming the renewal of the Corporation's stock option plan and approving and authorizing, for a period of three years after the date of the meeting, all unallocated options issuable pursuant to the Corporation's stock option plan;

5.
to consider and, if deemed advisable, to adopt, with or without variation, an ordinary resolution (the full text of which is set out in the accompanying management information circular) approving, ratifying and confirming the shareholder rights plan adopted by the Corporation's Board of Directors on March 29, 2016; and

6.
to transact such other business as may properly come before the meeting.

The record date for the determination of shareholders of Aeterna Zentaris entitled to receive notice of and to vote at the meeting is April 1, 2016.

As shareholders of Aeterna Zentaris, it is very important that you read these materials carefully and vote your shares, either by proxy or in person at the meeting.

The following pages tell you more about how to exercise your right to vote your shares and provide additional information relating to the matters to be dealt with at the meeting.

By order of the Board of Directors,

/s/ Philip A. Theodore

Philip A. Theodore

Corporate Secretary

Charleston, South Carolina
April 1, 2016

Shareholders unable to attend the meeting are requested to complete and sign the enclosed form of proxy and to return it in the stamped envelope provided. To be valid, proxies must reach the office of Computershare Trust Company of Canada, Share Ownership Management, 1500 Robert-Bourassa Boulevard, 7th Floor, Montreal, Quebec, H3A 3S8, no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the close of business on the date of the meeting or any adjournment or postponement thereof. The time limit for the deposit of proxies may be waived by the Chair of the Meeting without notice.

If you are a non-registered shareholder of Aeterna Zentaris Shares and have received these materials through your broker, custodian, nominee or other intermediary, please complete and return the voting instruction form provided to you by your broker, custodian, nominee or other intermediary in accordance with the instructions provided therein.

Aeterna Zentaris Inc., 1 Place Ville Marie, Suite 2500, Montreal, Quebec, Canada, H3B 1R1,
c/o Norton Rose Fulbright Canada LLP

MANAGEMENT INFORMATION CIRCULAR

MANAGEMENT INFORMATION CIRCULAR

SECTION 1.     INTRODUCTION

This management information circular (the "Circular") is being furnished in connection with the solicitation of proxies by and on behalf of the management of Aeterna Zentaris Inc. (the "Corporation", "Aeterna Zentaris", "we" or "our") for use at the annual meeting of our shareholders (the "Meeting") and any adjournment(s) or postponement(s) thereof. No person has been authorized to give any information or to make any representation in connection with any matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

In addition to solicitation by mail, our employees or our agents, we may solicit proxies by telephone or by other means. We will bear the entire cost of any such solicitation. We may also reimburse brokers and other persons holding our common shares (the "Common Shares") in their names, or in the names of nominees, for their costs incurred in sending proxy materials to beneficial or non-registered owners and obtaining their proxies or voting instructions. We have appointed The Laurel Hill Advisory Group Company ("Laurel Hill") as our soliciting agent. For this service, and other advisory services, we will pay Laurel Hill CAN$30,000 and we will reimburse Laurel Hill for its out-of-pocket expenses.

Information contained in this Circular is given as of April 1, 2016 unless otherwise specifically stated. Our directors and executive officers are generally paid in their home country currency. Unless otherwise indicated, all compensation information included in this Circular is presented in US dollars and, to the extent a director or officer has been paid in a currency other than US dollars (Canadian dollars or euros), the amounts have been converted from such person's home country currency to US dollars based on the following annual average exchange rates: for the financial year ended December 31, 2015: €1.000 = US$1.110 and CAN$1.000 = US$0.783; for the financial year ended December 31, 2014: €1.000 = US$1.329 and CAN$1.000 = US$0.905; and for the financial year ended December 31, 2013: €1.000 = US$1.329 and CAN$1.000 = US$0.971.

On November 17, 2015, we completed a consolidation of our issued and outstanding Common Shares on a 100-to-1 basis (the "Share Consolidation"). All references in this Circular to Common Shares and stock options outstanding prior to November 17, 2015 have been retroactively adjusted to reflect and give effect to the Share Consolidation.

SECTION 2.     INFORMATION CONCERNING VOTING AT THE MEETING

2.1   Your Vote is Important

As a shareholder, it is very important that you read the following information on how to vote your Common Shares, either by proxy or in person at the Meeting. These materials are being sent to both our registered and non-registered shareholders. Please return your proxy as specified in this Circular and in the form of proxy.

2.2   Voting

You can attend the Meeting or you can appoint someone else to vote for you as your proxyholder. A shareholder entitled to vote at the Meeting may, by means of a proxy, appoint a proxyholder or one or more alternate proxyholders, who are not required to be shareholders, to attend and act at the Meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy. Voting by proxy means that you are giving the person named on your form of proxy the authority to vote your Common Shares for you at the Meeting and at any adjournment or postponement thereof.

You can choose from among four different ways to vote your Common Shares by proxy:

1.
by telephone;

2.
by fax;

3.
on the Internet; or

4.
by mail.

The persons who are named on the form of proxy are our directors and officers and will vote your shares for you. You have the right to appoint someone else to be your proxyholder. If you appoint someone else, he or she must attend the Meeting to vote your Common Shares.

2.3   How to Vote — Registered Shareholders

You are a registered shareholder if your name appears on your share certificate or on the register of shareholders maintained by our registrar and transfer agent. If you are not sure whether you are a registered shareholder, please contact Computershare Trust Company of Canada ("Computershare") by telephone toll-free at 1-800-564-6253 or by e-mail at service@computershare.com.

By Telephone

Voting by proxy using the telephone is only available to shareholders located in Canada and the United States. Call 1-866-732-VOTE (8683) toll-free in Canada and 1-312-588-4290 toll-free in the United States from a touchtone telephone and follow the instructions provided. Your voting instructions are then conveyed by using touchtone selections over the telephone.

You will need your Control Number located on your form of proxy or in the e-mail addressed to you if you have chosen to receive this Circular electronically.

If you choose the telephone, you cannot appoint any person other than the directors and officers named on your form of proxy as your proxyholder.

The cut-off time for voting by telephone is 5:00 p.m. (Eastern Time) on May 6, 2016.

By Fax

Complete, date and sign your form of proxy and fax it to Computershare Trust Company of Canada, Attention: Proxy Department at 1-866-249-7775 (toll free in North America) or 416-263-9524 (international).

If you return your proxy by fax, you can appoint a person other than the directors and officers named in the form of proxy as your proxyholder. This person does not have to be a shareholder. Fill in the name of the person you are appointing in the blank space provided on the form of proxy. Complete your voting instruction on the form of proxy, and date and sign the form. Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting.

The cut-off time for voting by fax is 5:00 p.m. (Eastern Time) on May 6, 2016.

On the Internet

Go to the website www.investorvote.com and follow the instructions on the screen. Your voting instructions are then conveyed electronically over the Internet.

You will need your Control Number located on your form of proxy or in the e-mail addressed to you if you have chosen to receive this Circular electronically.

If you return your proxy via the Internet, you can appoint a person other than the directors and officers named in the form of proxy as your proxyholder. This person does not have to be a shareholder. Indicate the name of the person you are appointing by following the instructions online.

The cut-off time for voting over the Internet is 5:00 p.m. (Eastern Time) on May 6, 2016.

By Mail

Complete, date and sign your form of proxy and return it in the envelope provided to you or deliver it to one of Computershare's principal offices in Calgary, Halifax, Montreal, Toronto, Vancouver or Winnipeg for receipt before 5:00 p.m. (Eastern time) on May 6, 2016 or with the Secretary of the Meeting prior to commencement of the Meeting on the day of the Meeting or on the day of any adjournment or postponement thereof. A list of addresses for the principal offices of Computershare is set forth on page 40 of this Circular.

If you return your proxy by mail, you can appoint a person other than the directors or officers named in the form of proxy as your proxyholder. This person does not have to be a shareholder. Fill in the name of the person you are appointing in the blank space provided on the form of proxy. Complete your voting instruction on the form of proxy, and date and sign the form. Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting.

See the section titled "Completing the Form of Proxy" for more information.

In Person at the Meeting

You do not need to complete or return your form of proxy.

You will be required to register your attendance for the Meeting with the scrutineer at the registration desk.

2.4   How to Vote — Non-Registered Shareholders

The information set forth in this section should be reviewed carefully by our non-registered shareholders. Shareholders who do not hold their shares in their own names should note that only proxies deposited by shareholders who appear on the records maintained by our registrar and transfer agent as registered holders of shares will be recognized and acted upon at the Meeting.

You are a non-registered shareholder (a "Beneficial Shareholder") if your bank, trust company, securities broker or dealer or other financial institution or intermediary ("your nominee") holds your Common Shares for you. If you are not sure whether you are a non-registered shareholder, please contact Computershare by telephone at 1-514-982-7555 or toll-free at 1-800-564-6253 or by e-mail at service@computershare.com.

Beneficial Shareholders will receive from their nominee either voting instruction forms or, less frequently, forms of proxy. The purpose of these forms is to permit Beneficial Shareholders to direct the voting of the Common Shares they beneficially own. Beneficial Shareholders should follow the procedures set out on the voting instruction form or form of proxy they receive. Every nominee has its own mailing procedures and provides its own return instructions to clients. The majority of nominees now delegate responsibility for obtaining voting instructions from clients to Broadridge Financial Solutions, Inc. in Canada and its counterpart in the United States ("Broadridge").

If you receive a voting instruction form from Broadridge, the voting instruction form must be completed and returned to Broadridge, in accordance with Broadridge's instructions, well in advance of the Meeting in order to: (a) have your Common Shares voted, as per your instructions, at the Meeting; or (b) arrange to have an alternate representative duly appointed by you to attend the Meeting and to vote your Common Shares at the Meeting.

A voting instruction form allows you to provide your voting instructions via the Internet, by telephone or by mail. You will need your Control Number found on your voting instruction form, if you choose to vote on the Internet or by telephone. Alternatively, Beneficial Shareholders may complete the voting instruction form and return it by mail, as directed in the voting instruction form.

Additionally, there are two kinds of Beneficial Shareholders: (i) those who object to their name being made known to the issuers of securities which they own, known as objecting beneficial owners or "OBOs"; and (ii) those who do not object to their name being made known to the issuers of securities which they own, known as non-objecting beneficial owners or "NOBOs".

We may utilize the Broadridge Quickvote™ service to assist NOBOs with voting their Common Shares. NOBOs may be contacted by Laurel Hill to conveniently obtain a vote directly over the telephone.

Should a Beneficial Shareholder who receives one of the above forms wish to attend and vote at the Meeting in person, the Beneficial Shareholder should strike out the names of the management designees and insert the Beneficial Shareholder's name in the blank space provided for this purpose. In either case, Beneficial Shareholders should carefully follow the instructions of their nominee, including those regarding when and where the proxy or voting instruction form is to be delivered.

We intend to pay for proximate intermediaries to send the proxy-related materials to OBOs.

All references to "shareholders" in this Circular are to registered shareholders unless specifically stated otherwise.

2.5   Completing the Form of Proxy

You can choose to vote "FOR" or "WITHHOLD" with respect to the election of directors and the appointment of auditors and "FOR" or "AGAINST" with respect to all other matters to be voted upon, including the ordinary resolutions with respect to the renewal of our Second Amended and Restated Stock Option Plan (the "Stock Option Plan") and the approval of a new shareholder rights plan. If you are a Beneficial Shareholder voting your Common Shares, please follow the instructions provided in the voting instruction form that you should have received together with this Circular.

When you sign the form of proxy without appointing an alternate proxyholder, you authorize David A. Dodd, the Chairman of our Board of Directors and President and Chief Executive Officer of the Corporation, and Philip A. Theodore, our Senior Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary, to vote your Common Shares for you at the Meeting in accordance with your instructions.

Management is not aware of any other matters that will be presented for action at the Meeting. If, however, other matters properly come before the Meeting, the persons designated in the enclosed form of proxy will vote in accordance with their judgment, pursuant to the discretionary authority conferred by the proxy with respect to such matters.

You have the right to appoint someone other than the management proxy nominees to be your proxyholder. If you are appointing someone else to vote your Common Shares for you at the Meeting, fill in the name of the person voting for you in the blank space provided on the form of proxy.

If you do not specify how you want your Common Shares voted, your proxyholder will vote your shares in favour of each item scheduled to come before the Meeting, including all amendments or variations thereto, and as he or she sees fit on any other matter that may properly come before the Meeting.

A proxyholder has the same rights as the shareholder by whom it was appointed to speak at the Meeting in respect of any matter, to vote by way of ballot at the Meeting and, except where a proxyholder has conflicting instructions from more than one shareholder, to vote at the Meeting in respect of any matter by way of show of hands.

If you are an individual shareholder, you or your authorized attorney must sign the form of proxy. If you are a corporation, partnership, trust or other legal entity, an authorized officer, representative or attorney must sign the form of proxy.

2.6   Changing your Vote

In addition to revocation in any other manner permitted by law, a shareholder giving a proxy and submitting it by mail may revoke it by an instrument in writing executed by the shareholder or the shareholder's attorney authorized in writing and deposited either at the Montreal office of our registrar and transfer agent, Computershare, located at 1500 Robert-Bourassa Boulevard, 7th Floor, Montreal, Quebec, Canada, H3A 3S8, or at our registered office, located at 1 Place Ville Marie, Suite 2500, Montreal, Quebec, Canada, H3B 1R1, c/o Norton Rose Fulbright Canada LLP, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement thereof, at which the proxy is to be used, or with the Chair of the Meeting on the day of the Meeting, or any adjournment or postponement thereof. If the voting instructions were conveyed by telephone or over the Internet, conveying new voting instructions by any of these two means or by mail within the applicable cut-off times will revoke the prior instructions.

SECTION 3.     VOTING SHARES, QUORUM AND PRINCIPAL SHAREHOLDERS

3.1   Voting Shares and Quorum

Shareholders of record on April 1, 2016 are entitled to receive notice of and to vote at the Meeting. As of April 1, 2016, there were 9,928,697 issued and outstanding Common Shares. The list of shareholders entitled to vote at the Meeting will be available for inspection on and after April 1, 2016 during usual business hours at the Montreal office of our registrar and transfer agent, Computershare, located at 1500 Robert-Bourassa Boulevard, 7th Floor, Montreal, Quebec, H3A 3S8, as well as at the Meeting. The holders of the Common Shares are entitled to one vote for each Common Share held by them at all meetings of shareholders.

Our By-Law One provides that a quorum is present at the Meeting if the holder(s) of 10% or more of the issued and outstanding Common Shares are present in person or represented by proxy, irrespective of the number of shareholders actually in attendance at the Meeting.

3.2   Principal Shareholders

As of April 1, 2016, to the knowledge of our officers and directors based on shareholders' public filings, there are no persons or entities that beneficially owned, or exercised control or direction over, directly or indirectly, 10% or more of the votes attached to the Common Shares.

SECTION 4.     PRESENTATION OF THE FINANCIAL STATEMENTS

Our audited consolidated financial statements as at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013 and the auditors' report thereon will be submitted at the Meeting.

SECTION 5.     ELECTION OF DIRECTORS

Our Articles provide that our Board of Directors (the "Board") shall be composed of a minimum of five and a maximum of 15 directors. Directors are elected annually by our shareholders, but the directors may from time to time appoint one or more directors, provided that the total number of directors so appointed does not exceed one-third (1/3) of the number of directors elected at the last annual meeting of shareholders. Management proposes the six persons named in the table below (and in the form of proxy or voting instruction form enclosed together with this Circular) as candidates for election as directors. Each elected director will remain in office until termination of the next annual meeting of shareholders or until his or her successor is duly elected or appointed, unless his or her post is vacated earlier. Each of the candidates proposed by management is currently a director. As you will note from the enclosed form of proxy or voting instruction form, shareholders may vote for each director individually, and thus there is no slate vote.

Our Board currently consists of seven members, as Messrs. Michael Cardiff and Ken Newport were appointed to the Board on January 29, 2016. Mr. Pierre Lapalme, one of our current directors, will not stand for election and will retire from our Board at the Meeting. Our Board does not intend to fill immediately the vacancy created by Mr. Lapalme's retirement from our Board but may do so in the future.

In accordance with a majority voting policy adopted by our Board, in an uncontested election of directors, a nominee for election as a director who receives a greater number of votes "withheld" than votes "for" his or her nomination will be expected to offer to tender his or her resignation to the Board promptly following the meeting of shareholders at which the director is elected. The Nominating, Governance and Compensation Committee (the "Compensation Committee") will consider such offer and make a recommendation to the Board as to whether to accept such resignation. The Board will make its final decision and announce it in a press release within 90 days following the meeting of shareholders. The director who offers to tender his or her resignation pursuant to this policy will not participate in any committee or Board deliberations and decisions pertaining to the resignation offer.

Unless instructions are given to abstain from voting with regard to the election of directors, the persons whose names appear on the enclosed form of proxy will vote in favour of the election of the six nominees whose names are set out in the table below. Management does not foresee that any of the nominees listed below will be unable or, for any reason, unwilling to perform his or her duties as a director. In the event that the foregoing occurs for any reason, prior to the election, the persons indicated on the enclosed form of proxy reserve the right to vote for another candidate of their choice unless otherwise instructed by the shareholder in the form of proxy to abstain from voting on the election of directors.

Name and Place of Residence	Principal Occupation	Director since	Number of Common Shares Held(1)

Cardiff, Michael(2) Ontario, Canada	Chief Executive Officer Accelerents (consulting firm)	2016	—

Dodd, David A. South Carolina, USA	Chairman, President and Chief Executive Officer Aeterna Zentaris Inc.	2013	19,003

Egbert, Carolyn(3)(4) Texas, USA	Corporate Director	2012	1,920

Ernst, Juergen Brussels, Belgium	Lead Director Aeterna Zentaris Inc. Corporate Director Former General Manager Pharmaceutical Sector of Solvay S.A. (international chemical and pharmaceutical group)	2005	1,348

Limoges, Gérard(3)(4) Quebec, Canada	Corporate Director Former Deputy Chairman of Ernst & Young LLP Canada (accounting firm)	2004	14

Newport, Ken(5) Ontario, Canada	Entrepreneur and Business Executive	2016	—

(1)
We do not have any direct information concerning the number of Common Shares beneficially owned by the above-mentioned persons or concerning our Common Shares over which such persons exercise control or direction. This information was provided to us by the nominees individually.
(2)
Michael Cardiff was appointed director on January 29, 2016.
(3)
Member of the Compensation Committee.
(4)
Member of the Audit Committee.
(5)
Ken Newport was appointed director on January 29, 2016.

Messrs. Michael Cardiff and Ken Newport are the only candidates for election as director who were not elected as directors at the Corporation's 2015 annual meeting of shareholders. Their biographical information is set forth below.

Michael Cardiff — Mr. Cardiff was appointed to our Board on January 29, 2016. He was most recently Global Senior Vice President for the Office of the CFO Business Unit at INFOR, a $3 billion revenue software company. His business unit included software for financials, payroll, human resources, performance management, business improvement, planning and forecasting, compliance and risk management. Prior to holding that position, Mr. Cardiff held numerous senior positions in a number of technology companies, including large multinationals such as EDS, SAP and IBM, as well as startup companies such as Fincentric, Convergent Technologies, Tandem, and Stratus Computer. Mr. Cardiff is currently a director of Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG), and Startech.Com. Mr. Cardiff has also served as a director of other publicly traded companies, including Husky Injection Molding, Descartes Systems Group, Visible Genetics and Burntsand Inc. He has also been a director of private companies, including Solcorp, Spectra Security Software and Visible Decisions and not-for-profit organizations such as The Toronto Film Festival, Roy Thomson Hall and Medic Alert Foundation. Mr. Cardiff is a member of, and holds the ICD.D designation from, the Institute of Corporate Directors.

Ken Newport — Mr. Newport was appointed to our Board on January 29, 2016. He is a chartered accountant, entrepreneur and life-sciences business executive and served as Senior Vice-President and Executive Committee member at PRA International Inc. for three years until his retirement in 2005. He was co-founder and President of CroMedica Inc., a clinical trials contract research organization, which was sold to PRA International in 2002. Mr. Newport was also a founding member of Global Biomedical Capital Corporation, Zelos Therapeutics Inc., Prime Trials Inc. and other life sciences organizations. He has served or serves on the corporate Boards of Nordion Inc., Opmedic Group Inc., Jennerex Inc. and Medgenesis Therapeutics Inc. He sits on several non-profit boards, including his role as Chair of the BioCanRx, the National Centre of Excellence for Biotherapeutics cancer research.

To the knowledge of our directors and officers, no proposed director, except as described below:

a)
is, as at the date of this Circular or has been, within ten years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including us) that,

i)
was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

ii)
was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

b)
is, as at the date of this Circular, or has been within ten years before the date of this Circular, a director or executive officer of any company (including us) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

c)
has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director:

  •
  Mr. Gérard Limoges served from 1999 to 2013 as a director of Supratek Pharma Inc., a company that was placed under Court protection under the Companies' Creditors Arrangement Act (Canada) (the "CCAA") in January 2009 and made a proposal that was accepted and homologated by the Court on October 30, 2009. In addition, Mr. Limoges was a director of Hart Stores Inc. when it sought protection under the CCAA on August 30, 2011. On February 27, 2012, the Quebec Superior Court sanctioned and approved the plan of compromise and arrangement filed by Hart Stores Inc. under the CCAA. Hart Stores Inc. was subject to a cease trade order issued by the Canadian securities regulatory authorities for failure to file annual and interim financial statements as well as the related management's discussion and analysis and Chief Executive Officer and Chief Financial Officer certifications within the prescribed periods.

SECTION 6. DISCLOSURE OF COMPENSATION

6.1   Remuneration of Directors

The compensation paid to members of our Board who are not our employees (our "Outside Directors") is designed to (i) attract and retain the most qualified people to serve on the Board and its committees, (ii) align the interests of the Outside Directors with those of our shareholders, and (iii) provide appropriate compensation for the risks and responsibilities related to being an effective Outside Director. This compensation is recommended to the Board by the Compensation Committee. The Compensation Committee is composed of three Outside Directors, each of whom is independent, namely Ms. Carolyn Egbert (Chair), Mr. Gérard Limoges and Mr. Pierre Lapalme.

The Board has adopted a formal mandate for the Compensation Committee, which is attached as Schedule D to this Circular and is also available on our website at www.aezsinc.com. The mandate of the Compensation Committee provides that it is responsible for, among other matters, assisting the Board in developing our approach to corporate governance issues, proposing new Board nominees, overseeing the assessment of the effectiveness of the Board and its committees, their respective chairs and individual directors, making recommendations to the Board with respect to directors' compensation and generally serving in a leadership role for our corporate governance practices.

6.1.1   Annual Retainers and Attendance Fees

Our Outside Directors are paid an annual retainer, the amount of which depends on the position held on the Board, and attendance fees. Annual retainers and attendance fees are paid on a quarterly basis to our Outside Directors on the following basis:

Type of Compensation	Annual Compensation for the year 2015 (in units of home country currency)

Lead Director Retainer	65,000

Board Member Retainer	15,000

Board Meeting Attendance Fees	1,000 per meeting

Audit Committee Chair Retainer	15,000

Audit Committee Member Retainer	4,000

Audit Committee Meeting Attendance Fees	1,000 per meeting

Compensation Committee Chair Retainer	12,000

Compensation Committee Member Retainer	2,000

Compensation Committee Meeting Attendance Fees	1,000 per meeting

All amounts in the above table are paid to Board and committee members in their home country currency. The Chairman, President and Chief Executive Officer is the only member of the Board who is not an Outside Director and, as such, is not compensated in his capacity as a director. Outside Directors are reimbursed for travel and other out-of-pocket expenses incurred in attending Board or committee meetings.

The number of Board and committee meetings held during the year ended December 31, 2015 and the attendance records of Board and committee members are presented in Schedule A to this Circular.

6.1.2        Outstanding Option-Based Awards and Share-Based Awards

The following table shows all awards outstanding to each Outside Director up to the end of the financial year ending and as at December 31, 2015:

	Option-based Awards						Share-based Awards

Name	Issuance Date	Number of Securities Underlying Unexercised Options(1)		Option Exercise Price	Option Expiration Date	Value of Unexercised In-the-money Options(2)	Issuance Date	Number of Shares or Units of Shares that have Not Vested	Market or Payout Value of Share-based Awards that have Not Vested
	(mm-dd-yyyy)	(#)		(CAN$ or $)	(mm-dd-yyyy)	(CAN$ or $)	(mm-dd-yyyy)	(#)	($)

Egbert, Carolyn	12/06/2012	75		$217.00	12/05/2022	—	—	—	—

	05/08/2013	50		$186.00	05/07/2023	—	—	—	—

	11/27/2013	250		$112.00	11/26/2023	—	—	—	—

	05/09/2014	600		$107.00	05/08/2021	—	—	—	—

	05/08/2015	600		$52.50	05/07/2022	—	—	—	—

Ernst, Juergen	01/04/2007	8	CAN$	2,790.00	01/03/2017	—	—	—	—

	12/11/2007	41	CAN$	1,092.00	12/10/2017	—	—	—	—

	11/14/2008	166	CAN$	390.00	11/13/2018	—	—	—	—

	12/08/2008	25	CAN$	330.00	12/08/2018	—	—	—	—

	12/09/2009	33	CAN$	570.00	12/08/2019	—	—	—	—

	12/08/2010	50	CAN$	912.00	12/07/2020	—	—	—	—

	12/07/2011	83		$1,044.00	12/06/2021	—	—	—	—

	05/09/2012	100		$354.00	05/08/2022	—	—	—	—

	05/08/2013	50		$186.00	05/07/2023	—	—	—	—

	11/27/2013	250		$112.00	11/26/2023	—	—	—	—

	05/09/2014	600		$107.00	05/08/2021	—	—	—	—

	05/08/2015	600		$52.50	05/07/2022	—	—	—	—

Lapalme, Pierre	12/09/2009	33	CAN$	570.00	12/08/2019	—	—	—	—

	12/08/2010	50	CAN$	912.00	12/07/2020	—	—	—	—

	12/07/2011	83		$1,044.00	12/06/2021	—	—	—	—

	05/09/2012	100		$354.00	05/08/2022	—	—	—	—

	05/08/2013	50		$186.00	05/07/2023	—	—	—	—

	11/27/2013	250		$112.00	11/26/2023	—	—	—	—

	05/09/2014	600		$107.00	05/08/2021	—	—	—	—

	05/08/2015	600		$52.50	05/07/2022	—	—	—	—

Limoges, Gérard	01/04/2007	8	CAN$	2,790.00	01/03/2017	—	—	—	—

	12/11/2007	41	CAN$	1,092.00	12/10/2017	—	—	—	—

	12/08/2008	25	CAN$	330.00	12/08/2018	—	—	—	—

	12/09/2009	33	CAN$	570.00	12/08/2019	—	—	—	—

	12/08/2010	50	CAN$	912.00	12/07/2020	—	—	—	—

	12/07/2011	83		$1,044.00	12/06/2021	—	—	—	—

	05/09/2012	100		$354.00	05/08/2022	—	—	—	—

	05/08/2013	50		$186.00	05/07/2023	—	—	—	—

	11/27/2013	250		$112.00	11/26/2023	—	—	—	—

	05/09/2014	600		$107.00	05/08/2021	—	—	—	—

	05/08/2015	600		$52.50	05/07/2022	—	—	—	—

(1)
The number of securities underlying unexercised options represents all awards outstanding as at December 31, 2015.
(2)
"Value of unexercised in-the-money options" at financial year-end is calculated based on the difference between the closing prices of the Common Shares on the NASDAQ or the TSX, as applicable, on the last trading day of the fiscal year (December 31, 2015) of $4.48 and CAN$6.19, respectively, and the exercise price of the options, multiplied by the number of unexercised options.

See Section 6.3.6 of this Circular, "Long-Term Equity Compensation – Summary of the Stock Option Plan", for more details on the Stock Option Plan.

6.1.3        Total Compensation of Outside Directors

The table below summarizes the total compensation paid to our Outside Directors during the financial year ended December 31, 2015 (all amounts are in US dollars). Our Outside Directors are paid in their home currency, which is the Canadian dollar for all Outside Directors other than Ms. Egbert, who is paid in US dollars, and Mr. Ernst, who is paid in euros.

Name	Fees earned ($)		Share- based Awards	Option- based Awards(1)	Non-Equity Incentive Plan Compensation	Pension Value	All Other Compensation(2)	Total

	Retainer	Attendance	($)	($)	($)	($)	($)	($)

Aubut, Marcel(3)	8,809	3,915	—	25,200	—	—	—	37,924

Dorais, José(4)	5,827	4,307	—	—	—	—	—	10,134

Egbert, Carolyn	29,593	14,500	—	25,200	—	—	1,000	70,293

Ernst, Juergen	63,473	12,205	—	25,200	—	—	51,862	152,740

Lapalme, Pierre	15,892	12,528	—	25,200	—	—	—	53,620

Limoges, Gérard	24,505	11,354	—	25,200	—	—	—	61,059

(1)
The value of option based awards represents the closing price of the Common Shares on the NASDAQ on the last trading day preceding the date of grant ($52.50) multiplied by the Black-Scholes factor as at such date (80.00%) and the number of stock options granted on such date.
(2)
The amounts paid to Ms. Egbert was for special tasks she performed for us. The amount paid to Mr. Ernst was a recognition payment for his past service as both Chairman and interim President/CEO during April through August 2008.
(3)
Mr. Aubut ceased to be a director effective November 16, 2015.
(4)
Mr. Dorais did not stand for election at our annual and special meeting of shareholders held on May 8, 2015.

During the financial year ended December 31, 2015, we paid an aggregate amount of $259,770 to all of our Outside Directors for services rendered in their capacity as directors, excluding reimbursement of out-of-pocket expenses and the value of option based awards granted in 2015.

6.2        Compensation of Executive Officers

For the 2015 year, our "Named Executive Officers" were as follows:

  •
  Mr. David A. Dodd, who served as our Chief Executive Officer during all of 2015;

  •
  Mr. Dennis Turpin, who served as our Chief Financial Officer from January 1, 2015 through October 9, 2015;

  •
  Mr. Keith Santorelli, who served as our Vice President, Finance throughout 2015 as well as Chief Accounting Officer and as our interim principal financial officer from October 9, 2015 up to and including December 31, 2015; and

  •
  Messrs. Philip A. Theodore, our Senior Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary and Jude Dinges, our Senior Vice President and Chief Commercial Officer; and Dr. Richard Sachse, our Senior Vice President and Chief Scientific and Medical Officer, who were our three most highly compensated executive officers (other than our Chief Executive Officer, our former Chief Financial Officer and our former Chief Accounting Officer and interim principal financial officer) during 2015.

6.2.1        Determining Compensation

6.2.1.1        Compensation Committee

Compensation of executive officers of the Corporation and its subsidiaries is recommended to the Board by the Compensation Committee. The Board believes that the members of the Compensation Committee collectively have the knowledge, experience and background required to fulfill such committee's mandate:

Carolyn Egbert — Ms. Egbert has served as a director on our Board since August 2012. After enjoying the private practice of law as a defense litigator in Michigan and Washington, D.C., she joined Solvay America, Inc. ("Solvay") (a chemical and pharmaceutical company) in Houston, Texas. Over the course of a twenty-year career with Solvay, she held the positions of Vice President, Human Resources, President of Solvay Management Services, Global Head of Human Resources and Senior Executive Vice President of Global Ethics and Compliance. During her tenure with Solvay, she served as a director on the Board of Directors of seven subsidiary companies and as Chair of one subsidiary board. After retiring in 2010, she established a consulting business providing expertise in corporate governance, ethics and compliance, organizational development, executive compensation and strategic human resources. She holds a Bachelor of Sciences degree in Biological Sciences from George Washington University, Washington D.C. and a Juris Doctor degree from Seattle University, Seattle, Washington. She also was a Ph.D. candidate in Pharmacology at both Georgetown University Medical School at Washington, D.C. and Northwestern University Medical School at Chicago, Illinois. She remains an active member of both the Michigan State Bar and the District of Columbia Bar, Washington, D.C.

Pierre Lapalme — Mr. Lapalme has served as a director on our Board since December 2009. Mr. Lapalme has, over the course of his career, held numerous senior management positions in various global life sciences companies. He is former Senior Vice President, Sales and Marketing for Ciba-Geigy (which subsequently became Novartis) and former Chief Executive Officer and Chairman of the Board of Rhone-Poulenc Pharmaceuticals Inc. in Canada and in North America, as well as Executive Vice President and Chief Executive Officer of Rhone-Poulenc-Rorer Inc. North America (now sanofi-aventis), where he supervised the development, manufacturing and sales of prescription products in North and Central America. Mr. Lapalme served on the Board of Directors of the National Pharmaceutical Council USA and was a member of the Board of Directors of the Pharmaceutical Manufacturers Association of Canada, where he played a leading role in reinstituting patent protection for pharmaceuticals. Until recently, he was a member of the Board and Chairman of the Board of Sciele Pharma Inc., which was acquired by Shionogi and Co. Ltd. Mr. Lapalme is currently Chairman of the Board of Pediapharm Inc., Chairman of the Board of GlyPharma Therapeutics and a member of the Board of Directors of Biomarin Pharmaceutical Inc. (Chairman from 2004 through January 2016), of Algorithme Pharma Inc. and of Insys Therapeutics Inc., a Phoenix-Arizona based specialty pharma company. He studied at the University of Western Ontario and at INSEAD, France.

Gérard Limoges, C.M., FCPA, FCA — Mr. Limoges has served as a director on our Board since 2004. Mr. Limoges served as the Deputy Chairman of Ernst & Young LLP Canada until his retirement in September 1999. After a career of 37 years with Ernst & Young, Mr. Limoges has been devoting his time as a director of a number of companies. Mr. Limoges began his career with Ernst & Young in Montreal in 1962. After graduating from the Management Faculty of the Université de Montréal (HEC Montréal) in 1966, he wrote the CICA exams the same year (Honors: Governor General's Gold Medal for the highest marks in Canada and Gold Medal of the Ordre des Comptables Agréés du Québec). He became a chartered accountant in 1967 and partner of Ernst & Young in 1971. After practicing as auditor since 1962 and partner since 1971, he was appointed Managing Partner of the Montreal Office in 1979 and Chairman for Quebec in 1984 when he also joined the National Executive Committee. In 1992, he was appointed Vice Chairman of Ernst & Young Canada and the following year, Deputy Chairman of the Canadian firm. After retirement from practice at the end of September 1999, he was appointed Trustee of the School board of Greater Montreal (1999), member of the Quebec Commission on Health Care and Social

Services (2000-2001) and special advisor to the Rector of the Université de Montréal and affiliate schools (2000-2003). Mr. Limoges, at the request of the Board of Directors of the Université de Montréal, participated in the selection of the Dean of the Faculty of Medicine in 2011. Mr. Limoges is also a trustee and chairman of the Audit Committee of PROREIT (TSX). He is also a board member of various private companies and charities. Mr. Limoges became an FCPA, FCA (Fellow) in 1984 and received the Order of Canada in 2002.

The Compensation Committee is responsible for, among other matters, (i) assisting the Board in developing our approach to corporate governance issues, (ii) proposing new Board nominees, (iii) overseeing the assessment of the effectiveness of the Board and its committees, their respective chairs and individual directors and (iv) making recommendations to the Board with respect to board member nominees and directors' compensation, as well as serving in a leadership role for our corporate governance practices. It is also responsible for taking all reasonable actions to ensure that appropriate human resources policies, procedures and systems, e.g., recruitment and retention policies, competency and performance metrics and measurements, training and development programs, and market-based, competitive compensation and benefits structures, are in place so that we can attract, motivate and retain the quality of personnel required to achieve our business objectives. The Compensation Committee also assists the Board in discharging its responsibilities relating to the recruitment, retention, development, assessment, compensation and succession planning for our executive and senior management members.

Thus, the Compensation Committee recommends the appointment of senior officers, including the terms and conditions of their appointment and termination, and reviews the evaluation of the performance of our senior officers, including recommending their compensation and overseeing risk identification and management in relation to executive compensation policies and practices. The Board, which includes the members of the Compensation Committee, reviews the Chief Executive Officer's corporate strategy, goals and performance objectives and evaluates and measures his or her performance and compensation against the achievement of such goals and objectives.

The Compensation Committee recognizes that the industry, regulatory and competitive environment in which we operate requires a balanced level of risk-taking to promote and achieve the performance expectations of executives of a specialty biopharmaceutical company that is also seeking to acquire or in-license new commercial products. The Compensation Committee is of the view that our executive compensation program should not encourage senior executives to take inappropriate or unreasonable risk. In this regard, the Compensation Committee recommends the implementation of compensation methods that appropriately connect a portion of senior executive compensation with our short-term and longer-term performance, as well as that of each individual executive officer and that take into account the advantages and risks associated with such compensation methods. The Compensation Committee is also responsible for establishing compensation policies that are intended to reward the creation of shareholder value while reflecting a balance between our short-term and longer-term performance and that of each executive officer.

6.3        Compensation Discussion & Analysis

6.3.1        Compensation Philosophy and Objectives

Our Board, through the Compensation Committee, establishes our executive compensation program that is market-based and at a competitive percentile grouping for both total cash and total direct compensation. The Compensation Committee has established a compensation program that is designed to attract, motivate and retain high-performing senior executives, encourage and reward superior performance and align the executives' interests with those of our shareholders by:

  •
  providing the opportunity for an executive to earn compensation that is competitive with the compensation received by executives serving in the same or measurably similar positions within comparable companies;

  •
  providing the opportunity for executives to participate in an equity-based incentive plan, namely a stock option plan;

  •
  aligning executive compensation with company corporate objectives; and

  •
  attracting and retaining highly qualified individuals in key positions.

6.3.2        Compensation Elements

Our executive compensation is targeted at the 50th percentile for small cap biopharma companies within both the local and national market and is comprised of both fixed and variable components. The variable components include equity and non-equity incentive plans. Each compensation component is intended to serve a different function, but all elements are intended to work in concert to maximize both corporate and individual performance by establishing specific, competitive operational and corporate goals and by providing financial incentives to employees based on their level of attainment of these goals.

Our current executive compensation program is comprised of the following four basic components: (i) base salary; (ii) an annual bonus linked to both individual and corporate performance; (iii) equity incentives, consisting solely of stock options granted under our stock option plan established for the benefit of our directors, certain executive officers and other participants as may be designated from time to time by either the Board or the Compensation Committee (the "Stock Option Plan"); and (iv) other elements of compensation, consisting of benefits, perquisites and retirement benefits.

Base Salary.    Base salaries are intended to provide a steady income to the executive officers regardless of share price. In determining individual base salaries, the Compensation Committee takes into consideration individual circumstances that may include the scope of an executive's position, the executive's relevant competencies or experience and retention risk. The Compensation Committee also takes into consideration the fulfillment of our corporate objectives, as well as the individual performance of the executive.

Short-Term, Non-Equity Incentive Compensation.    Our short-term, non-equity incentive compensation plan sets a target cash bonus for each executive officer, expressed as a percentage of the executive officer's base salary. The amount of cash bonus paid to an executive officer depends on the extent to which he or she contributed to the achievement of the annual performance objectives established by the Board for the year. The annual performance objectives are specific operational, clinical, regulatory, financial, commercial and corporate goals that are intended to advance our product pipeline, to promote the success of our commercial efforts and to enhance our financial position. The annual performance objectives are set at the end of each financial year as part of the annual review of corporate strategies. The performance objectives are not established for individual executive officers but rather by functional area(s), many of which are carried out by or fall within the responsibility of our President and Chief Executive Officer, Chief Financial Officer (or principal financial officer) and our other executive officers, including our Named Executive Officers. The award of a cash bonus requires the approval of both the Compensation Committee and the Board and is based upon an assessment of each individual's performance, as well as our overall performance at a corporate level. The determination of individual performance does not involve quantitative measures using a mathematical calculation in which each individual performance objective is given a numerical weight. Instead, the Compensation Committee's determination of individual performance is a subjective determination as to whether a particular executive officer substantially achieved the stated objectives or over-performed or under-performed with respect to corporate objectives that were deemed to be important to our success.

Long-Term Equity Compensation Plan of Executive Officers.    The long-term component of the compensation of our executive officers is based exclusively on the Stock Option Plan, which permits the award of a number of options based on the contribution of the officers and their responsibilities. To encourage retention and focus management on developing and successfully implementing our continuing growth strategy, stock options vest over a period of three years, with the first third vesting on the first anniversary of the date of grant. Stock options are usually granted to executive officers in December of each year.

Other Forms of Compensation.    Our executive employee benefits program also includes life, medical, dental and disability insurance to the same extent and in the same manner as all other employees. Several of our executive officers also receive a car allowance as a perquisite. These benefits and perquisites are designed to be competitive overall with equivalent positions in comparable North American organizations in the life sciences industry. We also contribute to our North American employees' retirement plans to the extent of 50% of the employee's contribution up to an annual maximum amount of $9,000 for employees in the United States, and up to a maximum of $12,000 for employees and executive officers over 50 years old in the United States. The contribution amounts for our United States employees are subject to limitations imposed by the United States Internal Revenue Service on contributions to our most highly compensated employees. Employees based in Frankfurt, Germany also benefit from certain employer contributions into the employees' pension funds. Our executive officers, including the Named Executive Officers, are eligible to participate in such employer-contribution plans to the same extent and in the same manner as all other employees.

6.3.3        Positioning

The Compensation Committee is authorized to engage its own independent consultant to advise it with respect to executive compensation matters. While the Compensation Committee may rely on external information and advice, all of the decisions with respect to executive compensation are made by the Board upon the recommendation of the Compensation Committee and may reflect factors and considerations other than, or that may differ from, the information and recommendations provided by any external compensation consultants that may be retained from time to time.

In 2013, the Compensation Committee retained a compensation consultant to benchmark our executive compensation plan in an effort to determine whether we were achieving our objective of providing market competitive compensation opportunities. The compensation consultant gathered compensation data from companies that it concluded were of comparable size and/or stage of development as us and from other companies with which we compete for executive talent and advised the Compensation Committee that our executive compensation should be generally aligned with the 50th percentile, or the mid-point, of the companies surveyed by the consultant. Furthermore, the consultant advised the Compensation Committee that the total cash target payment (base salary and, if applicable or awarded in cash, annual bonus) for our executive officers in 2013 generally fell around the 50th percentile of the companies surveyed. The base salaries of our Chairman, President and Chief Executive Officer and our Senior Vice Presidents and their target bonuses were not increased in 2014 or 2015. Therefore, the Compensation Committee did not repeat or update the benchmarking process in 2014 or 2015 because it concluded that doing so would not provide additional meaningful data, considering the expense of the process. However, the Compensation Committee, as a matter of good governance, will review and assess the current compensation program and make appropriate adjustments, if any, during 2016.

6.3.4        Risk Assessment of Executive Compensation Program

The Board, through the Compensation Committee, oversees the implementation of compensation methods that tie a portion of executive compensation to our short-term and longer-term performance and that of each executive officer and that take into account the advantages and risks associated with such compensation methods. In addition, the Board oversees the creation of compensation policies that are intended to reward the creation of shareholder value while reflecting a balance between our short-term and longer-term performance and that of each executive officer. The Compensation Committee has considered in general terms the concept of risk as it relates to our executive compensation program.

Base salaries are fixed in amount to provide a steady income to the executive officers regardless of share price and thus do not encourage or reward risk-taking to the detriment of other important business, operational, commercial or clinical metrics or milestones. The variable compensation elements (annual bonuses and stock options) are designed to reward each of short-term, mid-term and long-term performance. For short-term performance, a discretionary annual bonus may be awarded based on the timing and level of attainment of specific operational and corporate goals that the Compensation Committee believes to be challenging, yet does not encourage unnecessary or excessive risk-taking. While our bonus payments are generally based on annual performance, a maximum bonus payment is pre-fixed for each senior executive officer and represents only a portion of each individual's overall total compensation opportunities. In exceptional circumstances, a particular executive officer may be awarded a bonus that exceeds his or her maximum pre-fixed or target bonus amount. Finally, a significant portion of executive compensation is provided in the form of stock options, which is intended to further align the interests of executives with those of shareholders. The Compensation Committee believes that these awards do not encourage unnecessary or excessive risk-taking since the ultimate value of the awards is tied to our share price, and in the case of grants under the long-term incentive compensation plan, are generally subject to mid-term and long-term vesting schedules to help ensure that executives generally have significant value tied to long-term share price performance.

The Compensation Committee believes that the variable compensation elements (annual bonuses and stock options) represent a percentage of overall compensation that is sufficient to motivate our executive officers to produce superior short-term, mid-term and long-term corporate results, while the fixed compensation element (base salary) is also sufficient to discourage executive officers from taking unnecessary or excessive risks. The Compensation Committee and the Board also generally have the discretion to adjust annual bonuses and stock option grants based on individual performance and any other factors they may determine to be appropriate in the circumstances. Such factors may include, where necessary or appropriate, the level of risk-taking a particular executive officer may have engaged in during the preceding year.

Based on the foregoing, the Compensation Committee has not identified any specific risks associated with our executive compensation program that are reasonably likely to have a material adverse effect on us. The Compensation Committee believes that our executive compensation program does not encourage or reward any unnecessary or excessive risk-taking behaviour.

While we have not formally adopted a policy prohibiting or restricting our executive officers and directors from purchasing financial instruments, including, for greater certainty, pre-paid variable forward contracts, equity swaps, collars, or units of exchange funds, which are designed to hedge or offset a decrease in market value of our equity securities granted as executive compensation or directors' remuneration, our executive officers and directors have not historically engaged in such financial instruments or transactions. In addition, our disclosure and trading policy requires that all "reporting insiders", including executive officers and directors, pre-clear with our Corporate Secretary each trade in our securities, which would include the entering into of any such financial instrument or transaction, hedge, swap or forward contract.

6.3.5        2015 Compensation

Base Salary.    The base salaries of our Chairman, President and Chief Executive Officer and our Senior Vice Presidents were not increased in 2015 because the Compensation Committee determined that our financial position did not justify an increase in base salaries.

Short-Term, Non-Equity Incentive Compensation.    The Board, based on the Compensation Committee's recommendation, adopted the following performance objectives for 2015:

Objectives for 2015		Result

Financing	• Secure a minimum of $10 million during the first half of 2015 • End 2015 with a minimum of two years of cash	$37 million raised in March 2015 financing, but issuance of highly dilutive Series B Warrants precluded additional fund raising until December 2015. Ended year with $41.45 million of cash. Unable to build cash reserve to two years due to impact of Series B Warrants. Inability to achieve funding goal was offset by achievement of a meaningful reduction in use of cash for operating activities during the year.

EstroGel®	Achieve minimum of $5 million in annual revenue in AEZS territories	Growth in market share of total prescriptions from 31.2% in Q1 to 36.8% in Q4, resulting in a 17.4% increase in total prescriptions in our territories, but revenues far below target.

ZoptEC Phase 3 trail	• Issue first interim results • If trial continues, issue second interim results • Conduct clinical quality assessment of trial	The first interim results were successful and were issued on April 27, 2015. The second interim results were successful and were issued on October 9, 2015. The quality assessment was conducted.

Macrilen™	• Decide whether to continue with clinical development • If the decision is to continue, clarify protocol issues with the FDA • If the decision is to continue, initiate the clinical program	We decided to continue with clinical development in the first quarter of 2015. We clarified the protocol issues with the FDA in the second quarter of 2015 and initiated the clinical program ahead of schedule, also in the second quarter of 2015.

Erk Inhibitors	Determine a development candidate	During the second quarter of 2015, we selected AEZS-140 as the lead development candidate. Two back-up candidates were also identified.

Objectives for 2015		Result

Business Development	Complete in-license, acquisition or promotion agreements with a minimum annual revenue or commission potential of $10 million	The Saizen® co-promotion agreement was signed on May 7 and selling was launched on July 27. The Apifiny® co-marketing agreement was signed on November 23 and selling was launched on December 1.

The Chief Executive Officer recommended to the Compensation Committee that we award cash bonuses to two of our Named Executive Officers with respect to 2015. The Compensation Committee concurred with the Chief Executive Officer's recommendation as did the full Board. Mr. Philip A. Theodore, our Senior Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary, was awarded a cash bonus with respect to 2015 in the amount of $35,000, which represented approximately 25% of his target bonus. Dr. Richard Sachse, our Senior Vice President, Chief Medical Officer and Chief Scientific Officer, was awarded a cash bonus with respect to 2015 in the amount of €100,000, which represented 100% of his target bonus. The bonuses were recommended by the Chief Executive Officer based on performance he deemed significant.

6.3.6        Long-Term Equity Compensation

The Compensation Committee approved significant option awards to our Named Executive Officers in 2015 because, as a result of the Share Consolidation and the significant decrease in our stock price following the dilution attributable to the issuance of Common Shares upon exercise of the Series B Warrants, all previous option awards became extremely out-of-the-money and, therefore, ceased to provide a long-term equity incentive. Mr. Dodd was awarded 85,000 stock options and Messrs. Dinges, Sachse and Theodore were each awarded 40,000 stock options. The stock options have an exercise price of $4.58 and vest in three annual instalments, commencing on December 21, 2016.

Summary of the Stock Option Plan

We established the Stock Option Plan in order to attract and retain directors, officers, employees and suppliers of ongoing services, who will be motivated to work towards ensuring our success. The Board has full and complete authority to interpret the Stock Option Plan, to establish applicable rules and regulations and to make all other determinations it deems necessary or useful for the administration of the Stock Option Plan, provided that such interpretations, rules, regulations and determinations are consistent with the rules of all stock exchanges and quotation systems on which our securities are then traded and with all relevant securities legislation.

The Stock Option Plan provides that the sole persons eligible to receive grants under the Stock Option Plan (each, a "Participant") shall be: (i) our most senior executive officers, including the persons occupying the positions of Chief Executive Officer, Chief Financial Officer, Chief Scientific Officer, Chief Commercial Officer, Chief Administrative Officer and Chief Compliance Officer; (ii) such other of our executive officers or executive officers of our subsidiaries that may, from time to time, report directly to the Chief Executive Officer; (iii) the non-employee, independent members of the Board; and (iv) such other of our officers or employees or the officers or employees of any of our subsidiaries, as the case may be, or suppliers of ongoing services, as may be expressly designated by resolution of the Board or the Compensation Committee.

The maximum number of Common Shares issuable under the Stock Option Plan is fixed at 11.4% of the issued and outstanding Common Shares at any given time, which, as of April 1, 2016, represented 1,131,871 Common Shares. There were 274,440 options outstanding under the Stock Option Plan representing approximately 2.8% of all issued and outstanding Common Shares on April 1, 2016.

Under the Stock Option Plan, (i) the number of securities issuable to insiders, at any time, or issued within any one-year period, under all of our security-based compensation arrangements, cannot exceed 10% of our issued and outstanding securities and (ii) no single Participant may hold options to purchase, from time to time, more than 5% of our issued and outstanding Common Shares. In addition: (i) the aggregate fair value of options granted under all of our security-based compensation arrangements to any one of our Outside Directors entitled to receive a benefit under the Stock Option Plan, within any one-year period, cannot exceed $100,000 valued on a Black-Scholes basis and as determined by the Compensation Committee; and (ii) the aggregate number of securities issuable to all of our Outside Directors entitled to receive a benefit under the Stock Option Plan, within any one-year period, under all of our security-based compensation arrangements, cannot exceed 1% of its issued and outstanding securities.

Options granted under the Stock Option Plan may be exercised at any time within a maximum period of seven or ten years following the date of their grant (the "Outside Expiry Date"), depending on the date of grant. The Board or the Compensation Committee, as the case may be, designates, at its discretion, the specific Participants to whom stock options are granted under the Stock Option Plan and determines the number of Common Shares covered by each of such option grants, the grant date, the exercise price of each option, the Outside Expiry Date and any other matter relating thereto, in each case in accordance with the applicable rules and regulations of the regulatory authorities. The price at which the Common Shares may be purchased may not be lower than the greater of the closing prices of the Common Shares on the NASDAQ or the TSX, as applicable, on the last trading day preceding the date of grant of the option. Options granted under the Stock Option Plan shall vest in equal tranches over a three-year period (one-third each year, starting on the first anniversary of the grant date) or as otherwise determined by the Board or the Compensation Committee, as the case may be.

Unless the Board or the Compensation Committee decides otherwise, Participants cease to be entitled to exercise their options under the Stock Option Plan: (i) immediately, in the event a Participant who is an officer or employee resigns or voluntarily leaves his or her employment or his or her employment is terminated with cause and, in the case of a Participant who is a non-employee director of us or one of our subsidiaries, the date on which such Participant ceases to be a member of the relevant Board of Directors; (ii) six months following the date on which employment is terminated as a result of the death of a Participant who is an officer or employee and, in the case of a Participant who is an Outside Director, six months following the date on which such Participant ceases to be a member of the Board of Directors by reason of death; (iii) 90 days following the date on which a Participant's employment is terminated for a reason other than those mentioned in (i) or (ii) above including, without limitation, upon the disability, long-term illness, retirement or early retirement of the Participant; and (iv) where the Participant is a service supplier, 30 days following the date on which such Participant ceases to act as such, for any cause or reason (each, an "Early Expiry Date").

The Stock Option Plan also provides that, if the expiry date of one or more options (whether an Early Expiry Date or an Outside Expiry Date) occurs during a "blackout period" or within the seven business days immediately after a blackout period imposed by us, the expiry date will be automatically extended to the date that is seven business days after the last day of the blackout period. For the purposes of the foregoing, "blackout period" means the period during which trading in our securities is restricted in accordance with our corporate policies.

Participants may not assign their options (nor any interest therein) other than by will or in accordance with the applicable laws of estates and succession.

If (i) we accept an offer to amalgamate, merge or consolidate with any other entity (other than one of our wholly-owned subsidiaries) or to sell or license all or substantially all of our assets to any other entity (other than one of our wholly-owned subsidiaries); (ii) we sign a support agreement in customary form pursuant to which the Board agrees to support a takeover bid and recommends that our shareholders tender their Common Shares to such takeover bid; or (iii) holders of greater than 50% of our then outstanding Common Shares tender all of their Common Shares to a takeover bid made to all of the holders of the Common Shares to purchase all of the then issued and outstanding Common Shares, then, in each case, all of the outstanding options shall, without any further action required to be taken by us, immediately vest. Each Participant shall thereafter be entitled to exercise all of such options at any time up to and including, but not after the close of business on that date which is ten days following the Closing Date (as defined below). Upon the expiration of such ten-day period, all rights of the Participant to such options or to the exercise of same (to the extent not already exercised) shall automatically terminate and have no further force or effect whatsoever. "Closing Date" is defined to mean (x) the closing date of the amalgamation, merger, consolidation, sale or license transaction in the case of clause (i) above; (y) the first expiry date of the takeover bid on which each of the offeror's conditions are either satisfied or waived in the case of clause (ii) above; or (z) the date on which it is publicly announced that holders of greater than 50% of our then outstanding Common Shares have tendered their Common Shares to a takeover bid in the case of clause (iii) above.

The Stock Option Plan provides that the following amendments may be made to the plan upon approval of each of the Board and our shareholders as well as receipt of all required regulatory approvals:

  •
  any amendment to Section 3.2 of the Stock Option Plan (which sets forth the limit on the number of options that may be granted to insiders) that would have the effect of permitting, without having to obtain shareholder approval on a "disinterested vote" at a duly convened shareholders' meeting, the grant of any option(s) under the Stock Option Plan otherwise prohibited by Section 3.2;

  •
  any amendment to the number of securities issuable under the Stock Option Plan (except for certain permitted adjustments, such as in the case of stock splits, consolidations or reclassifications);

  •
  any amendment which would permit any option granted under the Stock Option Plan to be transferable or assignable other than by will or in accordance with the applicable laws of estates and succession;

  •
  the addition of a cashless exercise feature, payable in cash or securities, which does not provide for a full deduction of the number of underlying securities from the Stock Option Plan reserve;

  •
  the addition of a deferred or restricted share unit component or any other provision which results in employees receiving securities while no cash consideration is received by us;

  •
  with respect to any Participant whether or not such Participant is an "insider" and except in respect of certain permitted adjustments, such as in the case of stock splits, consolidations or reclassifications:

  •
  any reduction in the exercise price of any option after the option has been granted, or

  •
  any cancellation of an option and the re-grant of that option under different terms, or

  •
  any extension to the term of an option beyond its Outside Expiry Date to a Participant who is an "insider" (except for extensions made in the context of a "blackout period");

  •
  any amendment to the method of determining the exercise price of an option granted pursuant to the Stock Option Plan;

  •
  the addition of any form of financial assistance or any amendment to a financial assistance provision which is more favourable to employees; and

  •
  any amendment to the foregoing amending provisions requiring Board, shareholder and regulatory approvals.

The Stock Option Plan further provides that the following amendments may be made to the Stock Option Plan upon approval of the Board and upon receipt of all required regulatory approvals, but without shareholder approval:

  •
  amendments of a "housekeeping" or clerical nature or to clarify the provisions of the Stock Option Plan;

  •
  amendments regarding any vesting period of an option;

  •
  amendments regarding the extension of an option beyond an Early Expiry Date in respect of any Participant, or the extension of an option beyond the Outside Expiry Date in respect of any Participant who is a "non-insider";

  •
  adjustments to the number of issuable Common Shares underlying, or the exercise price of, outstanding options resulting from a split or a consolidation of the Common Shares, a reclassification, the payment of a stock dividend, the payment of a special cash or non-cash distribution to our shareholders on a pro rata basis provided such distribution is approved by our shareholders in accordance with applicable law, a recapitalization, a reorganization or any other event which necessitates an equitable adjustment to the outstanding options in proportion with corresponding adjustments made to all outstanding Common Shares;

  •
  discontinuing or terminating the Stock Option Plan; and

  •
  any other amendment which does not require shareholder approval under the terms of the Stock Option Plan.

Outstanding Option-Based Awards and Share-Based Awards

The following table shows all awards outstanding to our Named Executive Officers as of December 31, 2015

	Option-based Awards						Share-based Awards

Name	Issuance Date	Number of Securities Underlying Unexercised Options(1)		Option Exercise Price	Option Expiration Date	Value of Unexercised In-the-money Options(2)	Issuance Date	Number of Shares or Units of shares that have Not Vested	Market or Payout Value of Share-based Awards that have Not Vested
	(mm-dd-yyyy)	(#)		(CAN$ or $)	(mm-dd-yyyy)	(CAN$ or $)		(#)	($)

Dodd, David A.	04/15/2013	3,000	(3)	$198.00	04/14/2023	—	—	—	—

	12/04/2014	4,750		$76.00	12/04/2021	—	—	—	—

	12/21/2015	85,000		$4.58	12/20/2022	—	—	—	—

Santorelli, Keith	05/09/2014	750		$107.00	05/08/2021	—	—	—	—

	12/04/2014	300		$76.00	12/04/2021	—	—	—	—

Turpin, Dennis(4)	01/04/2007	83		CAN$2,790.00	01/08/2016	—	—	—	—

	12/11/2007	83		CAN$1,092.00	01/08/2016	—	—	—	—

	12/09/2009	191		CAN$570.00	01/08/2016	—	—	—	—

	12/08/2010	94		CAN$912.00	01/08/2016	—	—	—	—

	12/07/2011	172		$1,044.00	01/08/2016	—	—	—	—

	12/06/2012	840		$217.00	01/08/2016	—	—	—	—

Sachse, Richard	01/16/2014	1,500	(5)	$129.00	01/15/2021	—	—	—	—

	12/04/2014	1,300		$76.00	12/04/2021	—	—	—	—

	12/21/2015	40,000		$4.58	12/20/2022	—	—	—	—

Dinges, Jude	11/27/2013	1,500	(6)	$112.00	11/26/2023	—	—	—	—

	12/04/2014	1,660		$76.00	12/04/2021	—	—	—	—

	12/21/2015	40,000		$4.58	12/20/2022	—	—	—	—

Theodore, Philip A	10/06/2014	1,500	(7)	$134.00	10/05/2021	—	—	—	—

	12/04/2014	500		$76.00	12/04/2021	—	—	—	—

	12/21/2015	40,000		$4.58	12/20/2022	—	—	—	—

(1)
The number of securities underlying unexercised options represents all awards outstanding at December 31, 2015.
(2)
"Value of unexercised in-the-money options" at financial year-end is calculated based on the difference between the closing prices of the Common Shares on the NASDAQ or the TSX, as applicable, on the last trading day of the year (December 31,

  2015) of $4.48 and CAN$6.19, respectively, and the exercise price of the options, multiplied by the number of unexercised options.

(3)
David A. Dodd was appointed President and Chief Executive Officer effective April 15, 2013 and was granted 3,000 stock options in connection with such appointment.
(4)
The vested stock options held by Mr. Turpin expired without being exercised 90 days following the termination of his employment on October 9, 2015, in accordance with the terms of the Stock Option Plan.
(5)
Richard Sachse was appointed Senior Vice President and Chief Scientific Officer effective January 1, 2014 and was granted 1,500 stock options in connection with such appointment.
(6)
Jude Dinges was appointed Senior Vice President and Chief Commercial Officer effective November 1, 2013 and was granted 1,500 stock options in connection with such appointment.
(7)
Philip A. Theodore was appointed Senior Vice President, Chief Administrative Officer and General Counsel effective October 6, 2014 and was granted 1,500 stock options in connection with such appointment.

There are no vested share-based awards that have not yet been paid out or distributed.

6.4        Incentive Plan Awards — Value Vested or Earned During the Year

The following table shows the incentive plan awards value vested or earned for each Named Executive Officer for the financial year ended December 31, 2015.

Name	Option-based awards — Value vested during the year(1)	Share-based awards — Value vested during the year	Non-equity incentive plan compensation — Value earned during the year
	($)	($)	($)

Dodd, David A.	—	—	—

Santorelli, Keith	—	—	—

Turpin, Dennis	—	—	—

Sachse, Richard	—	—	111,000

Dinges, Jude	—	—	—

Theodore, Philip A.	—	—	35,000

(1)
Represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of the Common Shares on the NASDAQ and the exercise price on such vesting date.

6.4.1        Summary Compensation Table

The Summary Compensation Table set forth below shows compensation information for each of the Named Executive Officers for services rendered in all capacities during each of the financial years ended December 31, 2015, 2014 and 2013. All amounts in the table below are in US dollars. All cash amounts paid to Messrs. Dodd, Santorelli, Dinges and Theodore were paid in US dollars, while Mr. Turpin's cash payments were made in Canadian dollars and Dr. Sachse's cash payments were made in euros.

[Table appears on following page. Remainder of this page intentionally left blank]

SUMMARY COMPENSATION TABLE

							Non-equity incentive plan compensation

Name and principal position	Years	Salary		Share based awards		Option based awards(1)	Annual incentive plan	Long-term incentive plans	Pension Value		All other compensation(2)		Total compensation
		($)		($)		($)	($)	($)	($)		($)		($)

Dodd, David A.	2015	475,000		—		358,690	—	—	—		—		833,690
Chairman, President	2014	475,000		—		291,914	100,000	—	—		—		866,914
and Chief Executive Officer	2013	328,846	(3)	414,048	(4)	474,606	50,000	—	—		—		1,267,500

Santorelli, Keith	2015	244,800		—		—	—	—	—		—		244,800
Former Vice President,	2014	240,000		—		82,554	—	—	—		—		322,554
Finance and Chief	2013	27,692	(5)	—		—	—	—	—		—		27,692
Accounting Officer
and Interim Principal
Financial Officer

Turpin, Dennis	2015	206,590	(6)	—		—	—	—	—		481,569	(7)	688,159
Former Senior Vice	2014	309,299		—		107,547	22,013	—	—		—		438,859
President and Chief	2013	331,652		—		—	66,677	—	—		—		398,329
Financial Officer

Sachse, Richard	2015	221,900		—		168,795	111,000	—	47,349	(8)	—		549,044
Senior Vice President,	2014	265,752		—		235,017	62,463	—	27,239		—		590,471
Chief Scientific Officer	2013	—		—		—	—	—	—		—		—
and Chief Medical Officer

Dinges, Jude	2015	320,000		—		168,795	—	—	—		—		488,795
Senior Vice President	2014	320,000		—		102,016	25,000	—	—		—		447,016
and Chief Commercial	2013	121,988	(9)	—		135,542	—	—	—		—		257,530
Officer

Theodore, Philip A	2015	320,000		—		168,795	35,000	—	—		—		523,795
Senior Vice President,	2014	67,692	(10)	—		189,433	—	—	—		—		257,125
Chief Administrative	2013	—		—		—	—	—	—		—		—
Officer and General Counsel

(1)
The value of option-based awards represents the closing price of the Common Shares on the NASDAQ on the last trading day preceding the date of grant ($198.00 for options granted on April 15, 2013, $112.00 for options granted on November 27, 2013, $129.00 for options granted on January 16, 2014, $107.00 for options granted on May 9, 2014, $134.00 for options granted on October 6, 2014, $76.00 for options granted on December 4, 2014 and $4.58 for options granted on December 21, 2015) multiplied by the Black-Scholes factor as at such date (79.96% for options granted on April 15, 2013, 80.68% for options granted on November 27, 2013, 80.17% for options granted on January 16, 2014, 79.90% for options granted on May 9, 2014, 78.96% for options granted on October 6, 2014, 80.86% for options granted on December 4, 2014 and 92.14% for options granted on December 21, 2015) and the number of stock options granted on such date.
(2)
"All Other Compensation" represents perquisites and other personal benefits which, in the aggregate, amount to $50,000 or more, or are equivalent to 10% or more of a Named Executive Officer's total salary for the financial year ended December 31, 2015. The type and amount of each perquisite, the value of which exceeds 25% of the total value of perquisites, is separately disclosed for each Named Executive Officer, if applicable.
(3)
Represents the salary earned by and paid to Mr. Dodd following his appointment as President and Chief Executive Officer on April 15, 2013.
(4)
The value of Mr. Dodd's share-based awards represents the closing price of the Common Shares on the NASDAQ on the last trading day preceding the date of grant ($1.98 for share appreciation rights ("SARs") granted on April 15, 2013) multiplied by the Black-Scholes factor as at such date (175,000 SARs at a factor of 54% and 200,000 SARs at a factor of 58%) and the number of SARs granted on such date. The SARs expired on December 31, 2015 without being exercised.
(5)
Represents the salary earned by and paid to Mr. Santorelli following his appointment as Vice President, Finance on November 11, 2013.
(6)
Mr. Turpin served as Chief Financial Officer through October 9, 2015. The indicated salary amount represents salary earned and paid to Mr. Turpin up until the date of his departure.
(7)
Represents severance payment, perquisites and other personal benefits paid to Mr. Turpin in 2015, of which $468,736 was paid in the form of a termination payment.
(8)
We maintain a reinsured benevolent fund (Rückgedeckte Unterstützungskasse), which is a type of private defined contribution pension plan, for Dr. Sachse. We contribute to a private pension provider an amount equal to 2.4% of Dr. Sachse's salary, up to a monthly salary limit of €6,050, plus an additional contribution of 18% of the amount of Dr. Sachse's salary that exceeds the monthly limit. Dr. Sachse also contributes a percentage of his salary to the plan. We are liable to Dr. Sachse for the pension benefits that have been promised, if the private pension provider does not, or cannot, pay the promised pension payments. We obtained reinsurance against the insolvency or liquidation of the private pension provider. The table below sets forth additional information regarding Dr. Sachse's pension plan. The difference between (i) the sum of the Accumulated Value at Start of Year column plus the Compensatory column and (ii) the Accumulated Value at End of Year column is attributable to Dr. Sachse's contributions to the pension plan during the year ended December 31, 2015, as well as changes in the foreign exchange rate, his contributions being made in euros.

Accumulated value at start of year	Compensatory	Accumulated value at year end

$28,187	$47,349	$73,529

(9)
Represents consultant fees paid to Mr. Dinges between May 12, 2013 and October 31, 2013 combined with the salary paid to him following his appointment as Senior Vice President and Chief Commercial Officer on November 1, 2013.
(10)
Represents the salary earned by and paid to Mr. Theodore following his appointment as Senior Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary on October 6, 2014.

6.4.2        Compensation of the Chief Executive Officer

The compensation of our Chairman, President and Chief Executive Officer is governed by our executive compensation policy described in the section titled "Compensation of Executive Officers", and the Chairman, President and Chief Executive Officer participates, together with the other Named Executive Officers, in all of our incentive plans.

Mr. Dodd's total earned salary during the financial year ended December 31, 2015 was $475,000. Mr. Dodd was not awarded an annual incentive bonus with respect to 2015.

For the financial year ended December 31, 2015, the Compensation Committee recommended that 85,000 stock options be granted to Mr. Dodd under the long-term equity compensation plan. The grant to Mr. Dodd is included in the table above captioned "Grants of Plan Based Awards". See Section 6.3.6 of this Circular, "Long-Term Equity Compensation—Summary of the Stock Option Plan", for a complete description of the Stock Option Plan.

6.5        Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth, as at December 31, 2015, the information with respect to all of our compensation plans pursuant to which our equity securities are authorized for issuance:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights ($)	(c) Number of securities remaining available for further issuance under equity compensation plans (excluding securities reflected in column (a))

Equity compensation plans approved by securityholders	276,661	37.10	855,210

Equity compensation plans not approved by securityholders	—	—	—

Total:	276,661	37.10	855,210

6.6    Performance Graph

On December 31, 2015, the closing price of a Common Share on the NASDAQ was $4.48. The following graph shows the cumulative return of a $100 investment in the Common Shares made on December 31, 2010 on the NASDAQ, compared with the total return of the NASDAQ Capital Market Composite Index and the NASDAQ Biotechnology Index for each financial year shown on this graph.

	12/31/2010	12/31/2011	12/31/2012	12/31/2013	12/31/2014	12/31/2015

Aeterna Zentaris (NASDAQ)	$100	$89.53	$23.06	$13.37	$5.81	$0.43

NASDAQ Capital Market Composite Index (^RCMP)	$100	$77.02	$87.44	$119.44	$112.75	$93.62

NASDAQ Biotechnology Index (^NBI)	$100	$111.81	$147.48	$244.24	$327.52	$364.93

Our executive compensation is reviewed annually and approved by the Board upon the recommendation of the Compensation Committee. The Compensation Committee considers several factors in connection with its determination of appropriate levels of executive compensation, including, but not limited to, the demand for and supply of skilled professionals in the life sciences and biopharmaceutical sectors generally, an executive's individual performance, our performance (which is not necessarily tied exclusively to the trading price of the Common Shares on the TSX and the NASDAQ) and other factors discussed under Section 6.3, "Compensation Discussion & Analysis" above. In addition, during the five-year period ended

December 31, 2015, we were a pre-profit biopharmaceutical company, and thus the market price of our publicly traded equity securities may not fully reflect the long-term value of our underlying assets.

The trading price of the Common Shares on the TSX and the NASDAQ is subject to fluctuation based on several factors, many of which are beyond our control and some of which are disclosed and discussed under the heading "Risk Factors" in our annual report on Form 20-F.

The performance graph set forth above shows that holders of our Common Shares have lost a significant portion of the value of their investment since year-end 2010. During the period covered by the performance graph, we replaced our senior management team and began to implement our strategy of transforming our business from being totally focused on drug discovery and development to being a commercially operating speciality biotechnology company. The transformation has not yet been completed. Furthermore, during the period covered by the performance graph, we experienced several significant setbacks in our drug development efforts. Therefore, the trend in the performance graph of our Common Shares on the NASDAQ does not correlate to the changes in compensation paid to our Named Executive Officers during the five-year period ended December 31, 2015.

6.7        Summary

In accordance with our executive compensation policy, a significant portion of the compensation of our executive officers is based upon an equitable balance between company performance and performance consistent with position responsibilities. During this period of transformation, while we implement our strategy of becoming a commercially operating specialty biopharmaceutical company, the Compensation Committee's rationale for executive compensation is to encourage and reward performance that positions us for both short-term and long-term success, while protecting and building shareholder value. The Compensation Committee reviews the compensation programs of the executive officers annually in order to ensure their competitiveness and compliance with our objectives, values and strategies.

If the circumstances so require, the Compensation Committee may recommend employment conditions that are different from the policies in effect as well as our execution of non-standard employment contracts.

By the Nominating, Governance and Compensation Committee:

Carolyn Egbert, Chair
Pierre Lapalme
Gérard Limoges

SECTION 7.        EMPLOYMENT AND CHANGE OF CONTROL AGREEMENTS

We have, or one of our subsidiaries has, entered into an employment agreement or a service contract (collectively, the "Employment Agreements") with each of the Named Executive Officers who remain in our employment, except for Mr. Philip A. Theodore, our Senior Vice President, Chief Administrative Officer, General Counsel and Secretary. The Employment Agreements provide that we will pay the executive a base salary and an annual bonus, if our economic results justify payment of a bonus and subject to the determination and approval of the Compensation Committee and our Board, and that such executives will be eligible to receive long-term incentive grants in the form of stock options, which will be reviewed annually in accordance with our policies. The Employment Agreements have an indefinite term; provided, however, that Dr. Sachse's Employment Agreement will end without the need to give notice not later than the expiry of the month during which Dr. Sachse attains the minimum age of legal retirement in Germany.

The Employment Agreements of Messrs. Dodd, Dinges and Santorelli provide that (i) if we terminate their employment without "Cause", (ii) in the case of Mr. Dinges, there is a "separation from service" within the meaning of Section 409A of the U.S. Internal Revenue Code of 1986, as amended (a "Separation from Service") or (iii) if they resign for "Good Reason", then the executive will be entitled to receive, in the case of Mr. Dodd, a lump-sum payment (less applicable tax withholdings) in an amount equal to twice the sum of his then base salary, his then annual bonus, the amount of his then car allowance, plus any earned retention bonus and eighteen months of the value of the other benefits to which he is entitled (through the purchase by us of eighteen months of the coverage required under the Consolidated Omnibus Budget Reconciliation Act of 1986 ("COBRA")). In the case of Messrs. Dinges and Santorelli, the executive is entitled to receive a lump-sum payment (less applicable tax withholdings) in an amount equal to one times the sum of his then base salary, his then annual bonus, pro-rated as applicable, any earned retention bonus, if applicable, the amount of his then car allowance, if applicable, and eighteen months of the value of the other benefits to which he is entitled (through our purchase of eighteen months of the coverage required under COBRA). In addition, in the case of Messrs. Dodd, Dinges and Santorelli, if the executive has a Separation of Service, then the executive's right to exercise all then outstanding stock options granted to him shall fully and immediately vest on the effective date of the Separation from Service.

In connection with the closure of our Quebec City office and the restructuring of our finance and accounting staff, on October 9, 2015, we entered into a transition agreement with Mr. Santorelli pursuant to which we agreed to pay him the sum of $336,600 and to maintain coverage under our health insurance plan until August 31, 2016, and to permit all stock options issued to him to immediately vest in exchange for his provision of certain transition services to us. We also agreed to waive the non-competition covenant contained in his employment agreement. Mr. Santorelli's employment with us terminated on February 18, 2016 after he fulfilled his obligations to us pursuant to the transition agreement.

Dr. Sachse's Employment Agreement provides that we are entitled to terminate his agreement without cause by giving him six months' prior notice effective to the end of any calendar month. During the six-month notice period, Dr. Sachse is entitled only to his salary and he has no right to receive a cash bonus or any other form of remuneration.

Furthermore, each of Messrs. Dodd and Dinges shall not, for a period equal to one year following such executive's termination of employment with us, directly or indirectly, compete with us; solicit any of our clients or do anything whatsoever to induce or to lead any person to end, in whole or in part, its business relations with us; induce, attempt to induce or otherwise interfere in the relations which we have with our distributors, suppliers, representatives, agents and other parties with whom we deal; or induce, attempt to induce or otherwise solicit our personnel to leave their employment with us or hire our personnel for any enterprise in which the executive has an interest. The foregoing agreement applies in each territory in which we had "actively exploited" (as defined in each executive's employment agreement) a product during the two years preceding the date of such executive's termination of employment.

Dr. Sachse's Employment Agreement also contains a non-competition provision. Dr. Sachse is prohibited from competing with us, or any of our subsidiaries, during the term of his Employment Agreement and for a period of one year following the date of termination of his Employment Agreement. The non-competition provision prohibits Dr. Sachse from participating in any capacity whatsoever, and from having any interest whatsoever, in a business that would directly or indirectly compete with us, or with any of our subsidiaries, including a business involved in the development and commercialization of the specific endocrine therapies and oncology treatments that we, or any of our subsidiaries, are actively developing. The territory covered by Dr. Sachse's non-competition provision is the geographical areas in which a specific product had been actively exploited by us or one of our subsidiaries during the two years preceding the date of termination of his employment. The non-competition provision prohibits Dr. Sachse from performing duties for the competing business that are identical or substantially similar to those duties he performed or carried on for us during the 24 months preceding the termination of his Employment Agreement. If Dr. Sachse is unable to find a new employment because of the existence of the non-competition provision, we will pay him his base salary during a period ending on the first to occur of (i) the date on which he starts a new employment and (ii) the date on which the non-competition provision expires.

The table below shows estimated incremental payments triggered pursuant to termination of employment of a Named Executive Officer who remained in the employment of the Corporation on December 31, 2015 in accordance with the termination provisions described above. The amounts shown for Messrs. Dodd and Dinges would be paid to them in US dollars. The amount paid to Mr. Santorelli upon the termination of his employment on February 18, 2016 was paid in US dollars. The amount shown for Dr. Sachse would be paid to him in euros.

Name	Termination Provisions Value ($)(1)(2)

Dodd, David	1,662,009

Santorelli, Keith	336,600

Sachse, Richard	110,950

Dinges, Jude	434,230

Theodore, Philip	—

(1)
The termination values assume that the triggering event took place on the last business day of our financial year-end (December 31, 2015).
(2)
Value of earned/unused vacation and amounts owing for expense reimbursement are not included as they are not considered as "incremental" payments made in connection with termination of employment.

Pursuant to his Employment Agreement, Mr. Dodd is also entitled to receive certain payments (the "Change of Control Payments") in the event (i) a "Change of Control" occurs, and (ii) during the twelve-month period following the Change of Control, either we terminate his employment without "Cause" or he terminates his employment for "Good Reason" during such period. The Change of Control Payment will equal the sum of the following amounts: (i) the equivalent of thirty-six months of his then annual base salary, (ii) an amount equivalent to twice the annual bonus, if any, which he would have been entitled to receive in the year during which the Change of Control occurred, (iii) any earned retention bonus, and (iv) an amount equivalent to 12 months of the then annual cost to provide the other benefits to which he is entitled, or our cost to purchase coverage under COBRA for such benefits, whichever is applicable. The Change of Control Payment is subject to applicable statutory withholdings. Any outstanding stock options held by Mr. Dodd shall, in such circumstances, fully and immediately vest on the date of his Separation from Service. If a Change of Control had occurred on December 31, 2015, Mr. Dodd would have been entitled to receive incremental payments in the amount of approximately $2,078,839. Such amount does not include the value of earned and unused vacation and amounts owing for expense reimbursement because such amounts are not considered as "incremental" payments made in connection with termination of employment.

For the purposes of the applicable Employment Agreements (including the annexes and schedules thereto):

  •
  a "Change of Control" shall be deemed to have occurred in any of the following circumstances: (i) subject to certain exceptions, upon the acquisition by a person (or one or more persons who are affiliates of one another or who are acting jointly or in concert) of a beneficial interest in our securities representing in any circumstance 50% or more of the voting rights attaching to our then outstanding securities; (ii) upon a sale or other disposition of all or substantially all of our assets; (iii) upon a plan of liquidation or dissolution of us; or (iv) if, for any reason, including our amalgamation, merger or consolidation with or into another company, the individuals who, as at the date of the relevant Employment Agreement, constituted the Board (and any new directors whose appointment by the Board or whose nomination for election by our shareholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors as at the date of the relevant Employment Agreement or whose appointment or nomination for election was previously so approved) cease to constitute a majority of the members of the Board;

  •
  termination of employment for "Cause" includes (but is not limited to) (i) if the executive commits any fraud, theft, embezzlement or other criminal act of a similar nature, and (ii) if the executive is guilty of serious misconduct or wilful negligence in the performance of his duties; and

  •
  termination of employment by the executive officer for "Good Reason" means,

  •
  in the case of Mr. Dodd, the occurrence, without his express written consent, of any of the following acts: (i) a material reduction of his total compensation (including annual base salary plus annual bonus, benefits and number of stock options) as in effect on the date of his Employment Agreement or as same may be increased from time to time, provided such reduction is not warranted and due to our performance; (ii) any change in his direct reporting relationship to the Board; (iii) any reduction in his duties and responsibilities as our President and Chief Executive Officer; or (iv) a physical change of one hundred miles of more in his principal place of business; and

  •
  in the case of Mr. Dinges, the occurrence, without his express written consent, of any of the following acts: (i) a more than 25% reduction of his base annual salary as in effect on the date of his Employment Agreement or as the same may be increased from time to time, provided such reduction is not warranted and due to either our performance or failure of Mr. Dinges to achieve performance standards or objectives as determined by our President in his sole and absolute discretion and judgment; or (ii) a material reduction in his duties and responsibilities as our Chief Commercial Officer.

SECTION 8.        APPOINTMENT OF AUDITORS AND AUDIT COMMITTEE DISCLOSURE

8.1        Appointment of Auditors

The Board proposes that PricewaterhouseCoopers LLP, Chartered Accountants, be appointed as our auditors and that our directors be authorized to determine their compensation upon the recommendation of the Audit Committee. PricewaterhouseCoopers LLP have acted as our auditors since the financial year ended December 31, 1993.

Unless instructed to abstain from voting with regard to the appointment of auditors, the persons whose names appear on the enclosed form of proxy will vote in favour of the appointment of PricewaterhouseCoopers LLP and the authorization of our directors to determine their compensation.

8.2        Audit Committee Disclosure

National Instrument 52-110—Audit Committees ("NI 52-110") requires issuers to disclose in their annual information forms certain information with respect to the existence, charter, composition, and education and experience of the members of their Audit Committees, as well as all fees paid to external auditors. We are including such required disclosure with respect to our Audit Committee both in this Circular as well as in our annual report on Form 20-F that satisfies the requirement to file an annual information form under Canadian securities legislation. The Audit Committee Charter is attached as Schedule C to this Circular and is also accessible on our website at www.aezsinc.com.

8.3        Composition of the Audit Committee

Ms. Egbert, Mr. Pierre Lapalme and Mr. Gérard Limoges, FCPA, FCA (Chairman) are the current members of our Audit Committee, each of whom is independent and financially literate within the meaning of NI 52-110.

8.4        Education and Relevant Experience

The education and relevant experience of each of the current members of the Audit Committee are described in Section 6.2.1.1, "Compensation Committee", set forth in this Circular.

8.5        Pre-Approval Policies and Procedures

The Audit Committee Charter (attached as Schedule C to this Circular) provides that the committee shall approve all audit engagement fees and terms as well as reviewing policies for the provision of non-audit services by the external auditors and, when required, the framework for pre-approval of such services. The Audit Committee delegates to its Chairman the pre-approval of such non-audit fees. The pre-approval by the Chairman is then presented to the Audit Committee at its first scheduled meeting following such pre-approval.

8.6        External Auditor Service Fees

In addition to performing the audit of our consolidated financial statements and its subsidiaries, PricewaterhouseCoopers LLP provided other services to us and our subsidiaries and billed us and our subsidiaries the following fees for each of our two most recently completed financial years.

Fees	Financial Year Ended December 31, 2015 (US$)	Financial Year Ended December 31, 2014 (US$)

Audit Fees(1)	473,515	458,248

Audit-Related Fees(2)	57,524	92,241

Tax Fees(3)	24,269	27,661

All other Fees(4)	—	—

Total Fees:	555,308	578,150

(1)
Refers to all fees incurred in respect of audit services, being the professional services rendered by our external auditor for the audit and review of our financial statements as well as services normally provided by the external auditor in connection with statutory and regulatory filings and engagements.
(2)
Includes audit or attest services not required by statute or regulation, employee benefit plan audits, due diligence services, and accounting consultations on proposed transactions, including the review of prospectuses and prospectus supplements and the delivery of customary consent and comfort letters in connection therewith.
(3)
Refers to all fees incurred in respect of tax compliance, tax planning and tax advice.
(4)
Refers to all fees not included in audit fees, audit-related fees and tax fees.

SECTION 9.        RENEWAL OF OUR STOCK OPTION PLAN

At our annual meeting of shareholders held in May 2013, our shareholders approved the Stock Option Plan with a reserve or maximum number of Common Shares available for issuance thereunder equal to 11.4% of our issued and outstanding Common Shares from time to time.

The rules of the TSX provide that any unallocated options under the stock option plan of an issuer must be approved by its securityholders every three years after its institution, if such plan does not have a fixed maximum number of securities issuable thereunder, which is the case of the Stock Option Plan.

Accordingly, at the Meeting, shareholders will be asked to consider, and if thought advisable, to adopt a resolution (the "Stock Option Renewal Resolution"), in substantially the form below, approving, ratifying and confirming the Stock Option Plan and all unallocated options thereunder for an additional three years from the date of the Meeting, namely until May 10, 2019.

Given that our product candidates remain at the development stage, we prioritize, in the management of our liquidity and capital resources, expenditures on our research and development projects and clinical programs. Therefore, stock options constitute a relatively significant component of executive compensation packages and our approach and philosophy regarding executive compensation. We believe that maintaining the current reserve of Common Shares available for issuance under our Stock Option Plan at its current level of 11.4% is advisable and in our best interests in order for us to continue to be able to attract, motivate and retain the quality of personnel required to meet our business objectives.

Previously allocated options will continue unaffected by the approval or disapproval of the Stock Option Renewal Resolution. Previously granted options will not be available for re-allocation if they are cancelled prior to exercise.

See Section 6.3.6 of this Circular, "Long-Term Equity Compensation – Summary of the Stock Option Plan", for a complete description of the Stock Option Plan.

To be effective, the Stock Option Renewal Resolution must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting. The complete text of the ordinary resolution that will be placed before the shareholders at the Meeting to approve, ratify and confirm the renewal of the Stock Option Plan is as follows:

"BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS OF THE CORPORATION THAT:

1.
the Corporation's Second Amended and Restated Stock Option Plan, as substantially described in the management information circular of the Corporation dated April 1, 2016 (the "Second Amended and Restated Stock Option Plan") be, and it is hereby, ratified, confirmed and approved;

2.
all unallocated options to purchase Common Shares issuable pursuant to the Corporation's Second Amended and Restated Stock Option Plan, be, and they are hereby, approved and authorized;

3.
the Corporation shall have the ability to continue granting stock options under the Second Amended and Restated Stock Option Plan until May 10, 2019, which is the date that is three (3) years from the date of the shareholders' meeting at which shareholder approval is being sought; and

4.
any one director or officer of the Corporation, be, and each of them is hereby, authorized and directed for and on behalf and in the name of the Corporation, to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to give effect to this resolution."

The Board believes that the approval of the Second Amended and Restated Stock Option Plan and all unallocated options thereunder is in our best interests and therefore unanimously recommends that shareholders vote in favour of the Stock Option Renewal Resolution. It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote the proxy in favour of the Stock Option Renewal Resolution at the Meeting.

SECTION 10.        APPROVAL OF A NEW SHAREHOLDER RIGHTS PLAN

On March 29, 2010, the Board implemented a shareholder rights plan (the "Prior Plan") with immediate effect, which was approved and ratified by shareholders on May 13, 2010 and then reconfirmed by shareholders on May 8, 2013. The Prior Plan will expire in accordance with its terms on the date of the Meeting. Accordingly, at the Meeting, shareholders will be asked to consider, and if deemed advisable, to adopt an ordinary resolution approving, ratifying and confirming a new shareholder rights plan (the "Rights Plan") adopted and approved by the Board on March 29, 2016 and dated March 29, 2016 (the "Rights Plan Effective Date"). The provisions of the new Rights Plan are set out in a Shareholder Rights Plan Agreement between the Corporation and Computershare, as Rights Agent (the "Shareholder Rights Plan Agreement").

The Rights Plan was not adopted by the Board in response to, or in anticipation of, any offer or take-over bid. The TSX has approved the Rights Plan subject to shareholder approval being obtained at the Meeting.

Under Part VI of the TSX Company Manual, shareholder rights plans must be ratified by shareholders of a listed company within six months of their adoption. The ordinary resolution, the text of which is reproduced at Section 10.6 below, requires the approval of a majority of the votes cast in respect thereof by Independent Shareholders (as defined in the Rights Plan). "Independent Shareholders" is generally defined to mean all holders of our Common Shares other than any Acquiring Person (as defined below) or Offeror (as defined in the Rights Plan), their respective affiliates, associates, and persons acting jointly or in concert with any Acquiring Person or Offeror, as well as certain employee benefit plans. To the knowledge of Management, as of the date hereof, all of our shareholders qualify as Independent Shareholders. If the resolution is not approved by shareholders at the Meeting, the Rights Plan and the rights issued thereunder will terminate at the close of the Meeting.

10.1        Recommendation of the Board and Management

Our Board and Management unanimously recommend that shareholders vote in favour of the approval, ratification and confirmation of the Rights Plan.

Unless instructed otherwise, the persons whose names appear on the enclosed form of proxy will vote in favour of the resolution to approve, ratify and confirm the Rights Plan.

10.2        Objectives and Background of the Rights Plan

The fundamental objectives of the Rights Plan are to provide adequate time for our Board and shareholders to assess an unsolicited take-over bid for us, to provide the Board with sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made, and to provide shareholders with an equal opportunity to participate in a take-over bid.

The Rights Plan encourages a potential acquirer who makes a take-over bid to proceed either by way of a "Permitted Bid", as described below, which requires a take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of our Board. If a take-over bid fails to meet these minimum standards and the Rights Plan is not waived by the Board, the Rights Plan provides that holders of our Common Shares, other than the acquirer, will be able to purchase additional Common Shares at a significant discount to market, thus exposing the person acquiring Common Shares to substantial dilution of its holdings.

In adopting the Rights Plan, the Board has considered the existing legislative framework governing take-over bids in Canada. The Board believes that such legislation currently does not provide sufficient time to permit shareholders to consider the take-over bid and make a reasoned and unhurried decision with respect to the take-over bid or to give the Board sufficient time to develop alternatives for maximizing shareholder value. Shareholders may also feel compelled to tender to a take-over bid even if the shareholder considers such bid to be inadequate out of a concern that failing to tender may result in a shareholder being left with illiquid or minority discounted Common Shares. This is particularly so in the case of a partial bid for less than all of our Common Shares then issued and outstanding, where the bidder wishes to obtain a control position but does not wish to acquire all of the Common Shares. Finally, while existing securities legislation has addressed many concerns related to unequal treatment of shareholders, there remains the possibility that control of a company may be acquired pursuant to private agreements in which a small group of shareholders disposes of shares at a premium to market price, which premium is not shared with the other shareholders.

We have also reviewed the amendments to the regulatory framework governing take-over bids published by the Canadian Securities Administrators that are scheduled to generally come into effect on May 9, 2016 (the "Amendments"). In particular, the Amendments will require that all "non-exempt" take-over bids remain open for a minimum of 105 days, subject to the ability of a target issuer's board of directors to shorten, in a non-discriminatory manner with respect to any potential other bids, the minimum period to a period of no less than 35 days by issuing a news release to such effect. We will continue to monitor the regulatory and governance landscape in Canada regarding the interaction of the Amendments and shareholder rights plans generally.

For the purposes of this summary and as set out in the Rights Plan, the term "MI 62-104" refers to Multilateral Instrument 62-104—Take-Over Bids and Issuer Bids adopted by certain of the Canadian securities regulatory authorities, as now in effect or as the same may from time to time be amended, re-enacted or replaced and including for greater certainty any successor instrument thereto (including, without limitation, National Instrument 62-104—Take-Over Bids and Issuer Bids of the Canadian Securities Administrators proposed to come into force on or about May 9, 2016).

It is neither the intention of the Board in recommending the confirmation and ratification of the Rights Plan to secure the continuance of our directors or Management nor to preclude a bid for control of us. The Rights Plan provides various mechanisms whereby shareholders could tender to take-over bids as long as they meet the Permitted Bid criteria. Furthermore, even in the context of a take-over bid that does not meet the Permitted Bid criteria, the Board would still have a duty to consider any take-over bid and consider whether or not it should waive the application of the Rights Plan in respect of such bid. In discharging such duty, the Board must act honestly and in good faith with a view to our best interests.

A number of decisions rendered by the Canadian securities regulators relating to shareholder rights plans have concluded that a board of directors faced with an unsolicited take-over bid will not be permitted to maintain a shareholder rights plan indefinitely to prevent the successful completion of the bid, but only insofar as the board of directors is actively seeking alternatives to the bid and there is a reasonable possibility that, given additional time, a value-maximizing alternative will be developed. Our Rights Plan does not preclude any shareholder from using the proxy mechanism of the CBCA, our governing corporate statute, to promote a change in our management or direction, and it will have no effect on the rights of holders of the Common Shares to requisition a meeting of shareholders in accordance with the provisions of applicable legislation.

In recent years, unsolicited bids have been made for a number of Canadian public companies, many of which had shareholder rights plans in force at such time. The Board believes that this demonstrates that the existence of a shareholder rights plan does not itself prevent the making of an unsolicited bid. Furthermore, in a number of these cases, a change of control ultimately occurred at a price in excess of the original bid price. There can be no assurance, however, that our Rights Plan would serve to bring about a similar result.

The Rights Plan is not expected to interfere with our day-to-day operations. The continuation of the existing outstanding rights and the issuance of additional rights in the future will not in any way alter our financial condition, impede its business plans, or alter its financial statements. In addition, the Rights Plan is initially not dilutive. However, if a "Flip-in Event" (described below) occurs and the rights separate from the Common Shares as described below, reported earnings per share (if any) and reported cash flow per share on a fully-diluted or non-diluted basis may be affected. In addition, holders of rights not exercising their rights after a Flip-in Event may suffer substantial dilution.

10.3        Summary of the Rights Plan

The following is a summary of the principal terms of the Rights Plan, which summary is qualified in its entirety by reference to the terms thereof. Capitalized terms not otherwise defined in this summary shall have the meanings ascribed to such terms in the Shareholder Rights Plan Agreement. A copy of the Shareholder Rights Plan Agreement has been posted on SEDAR at www.sedar.com under our SEDAR profile and it may also be viewed on the Edgar website maintained by the U.S. Securities and Exchange Commission at www.sec.gov.

10.3.1        Operation of the Rights Plan

Pursuant to the terms of the Rights Plan, one right will have been issued in respect of each Common Share outstanding as at 5:01 p.m. on March 29, 2016 (the "Record Time"). In addition, one right will be issued for each additional Common Share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the Expiration Time (as defined below). The rights have an initial exercise price equal to the Market Price (as defined below) of the Common Shares as determined at the Separation Time, multiplied by five, subject to certain anti-dilution adjustments (the "Exercise Price"), and they are not exercisable until the Separation Time. Upon the occurrence of a Flip-in Event (as defined below), each right will entitle the holder thereof, other than an Acquiring Person or any other person whose rights are or become void pursuant to the provisions of the Rights Plan, to purchase from us, effective at the close of business on the eighth trading day after the Stock Acquisition Date (as defined below), upon payment of the Exercise Price, Common Shares having an aggregate Market Price equal to twice the Exercise Price on the date of consummation or occurrence of such Flip-in Event, subject to certain anti-dilution adjustments.

10.3.2        Definition of Market Price

Market Price is generally defined in the Rights Plan, on any given day on which a determination must be made, as the volume weighted average trading price of the Common Shares for the five consecutive trading days (i.e. days on which the TSX or another stock exchange or national securities quotation system on which the Common Shares are traded (including, for greater certainty, each of the Nasdaq Global Select Market, the Nasdaq Global Market and the Nasdaq Capital Market) is open for the transaction of business, subject to certain exceptions), through and including the trading day immediately preceding such date of determination, subject to certain exceptions.

10.3.3        Trading of Rights

Until the Separation Time (or the earlier termination or expiration of the rights), the rights trade together with the Common Shares and are represented by the same share certificates as the Common Shares or an entry in our securities register in respect of any outstanding Common Shares. From and after the Separation Time and prior to the Expiration Time, the rights are evidenced by rights certificates and trade separately from the Common Shares. The rights do not carry any of the rights attaching to the Common Shares such as voting or dividend rights.

10.3.4        Separation Time

The rights will separate from the Common Shares to which they are attached and become exercisable at the time (the "Separation Time") of the close of business on the eighth business day after the earlier to occur of:

  1.
  the first date (the "Stock Acquisition Date") of a public announcement of facts indicating that a person has become an Acquiring Person; and

  2.
  the date of the commencement of, or first public announcement of the intention of any person (other than us or any of our subsidiaries) to commence a take-over bid or a share exchange bid for more than 20% of our outstanding Common Shares other than a Permitted Bid or a Competing Permitted Bid (as defined below), so long as such take-over bid continues to satisfy the requirements of a Permitted Bid or a Competing Permitted Bid, as the case may be.

The Separation Time can also be such later time as may from time to time be determined by the Board, provided that if any such take-over bid expires, or is cancelled, terminated or otherwise withdrawn prior to the Separation Time, without securities deposited thereunder being taken up and paid for, it shall be deemed never to have been made and if the Board determines to waive the application of the Rights Plan to a particular Flip-in Event, the Separation Time in respect of such Flip-in Event shall be deemed never to have occurred.

From and after the Separation Time and prior to the Expiration Time, each right entitles the holder thereof to purchase one Common Share upon payment of the Exercise Price to us.

10.3.5        Flip-in Event

The acquisition by a person (an "Acquiring Person"), including others acting jointly or in concert with such person, of more than 20% of the outstanding Common Shares, other than by way of a Permitted Bid, a Competing Permitted Bid or in certain other limited circumstances described in the Rights Plan, is referred to as a "Flip-in Event".

In the event that, prior to the Expiration Time, a Flip-in Event that has not been waived occurs (see "Waiver and Redemption" below), each right (other than those held by or deemed to be held by the Acquiring Person) will thereafter entitle the holder thereof, effective as at the close of business on the eighth trading day after the Stock Acquisition Date, to purchase from us, upon payment of the Exercise Price and otherwise exercising such right in accordance with the terms of the Rights Plan, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of the Flip-in Event equal to twice the Exercise Price, for an amount in cash equal to the Exercise Price (subject to certain anti-dilution adjustments described in the Rights Plan).

A bidder may enter into Lock-up Agreements with our shareholders ("Locked-up Persons") who are not affiliates or associates of the bidder and who are not, other than by virtue of entering into such agreement, acting jointly or in concert with the bidder, whereby such shareholders agree to tender their Common Shares to the take-over bid (the "Lock-up Bid") without the bidder being deemed to beneficially own the Common Shares deposited pursuant to the Lock-up Bid. Any such agreement must include a provision that permits the Locked-up Person to withdraw the Common Shares to tender to another take-over bid or to support another transaction that will either provide greater consideration to the shareholder than the Lock-up Bid or provide for a right to sell a greater number of shares than the Lock-up Bid contemplates (provided that the Lock-up Agreement may require that such greater number exceed the number of shares under the Locked-up Bid by a specified percentage not to exceed 7%).

The Lock-up Agreement may require that the consideration under the other transaction exceed the consideration under the Lock-up Bid by a specified amount. The specified amount may not be greater than 7%. For greater certainty, a Lock-up Agreement may contain a right of first refusal or require a period of delay (or other similar limitation) to give a bidder an opportunity to match a higher price in another transaction as long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw the Common Shares during the period of the other take-over bid or transaction.

The Rights Plan requires that any Lock-up Agreement be made available to us and the public. The definition of Lock-up Agreement also provides that under a Lock-up Agreement, no "break up" fees, "topping" fees, penalties, expenses or other amounts that exceed in aggregate the greater of (i) 2 1/2% of the price or value of the aggregate consideration payable under the Lock-up Bid, and (ii) 50% of the amount by which the price or value of the consideration received by a Locked-up Person under another take-over bid or transaction exceeds what such Locked-up Person would have received under the Lock-up Bid, can be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender Common Shares to the Lock-up Bid or withdraws Common Shares previously tendered thereto in order to deposit such Common Shares to another take-over bid or support another transaction.

10.3.6        Permitted Bid Requirements

The requirements of a Permitted Bid include the following:

  1.
  the take-over bid must be made by means of a take-over bid circular;

  2.
  the take-over bid must be made to all holders of Common Shares wherever resident, on identical terms and conditions, other than the bidder;

  3.
  the take-over bid must not permit Common Shares tendered pursuant to the bid to be taken up or paid for

  a.
  prior to the close of business on a date that is not less than 105 days following the date of the relevant take-over bid or such shorter minimum period that a take-over bid (that is not exempt from any of the requirements of Division 5 (Bid Mechanics) of MI 62-104) must remain open for deposits of securities thereunder, in the applicable circumstances at such time, pursuant to MI 62-104; and

  b.
  then only if at the close of business on the date Common Shares (and/or "Convertible Securities", as defined in the Rights Plan) are first taken up or paid for under such take-over bid, outstanding Common Shares and Convertible Securities held by shareholders other than any other Acquiring Person, the bidder, the bidder's affiliates or associates, persons acting jointly or in concert with the bidder and any employee benefit plan, deferred profit-sharing plan, stock participation plan or trust for the benefit of our employees or the employees of any of our subsidiaries, unless the beneficiaries of such plan or trust direct the manner in which the Common Shares are to be voted or direct whether the Common Shares are to be tendered to a take-over bid (collectively, "Independent Shareholders") that represent more than 50% of the aggregate of (I) then outstanding Common Shares and (II) Common Shares issuable upon the exercise of Convertible Securities, have been deposited or tendered pursuant to the take-over bid and not withdrawn;

  4.
  the take-over bid must allow Common Shares and/or Convertible Securities to be deposited or tendered pursuant to such take-over bid, unless such take-over bid is withdrawn, at any time prior to the close of business on the date Common Shares and/or Convertible Securities are first taken up or paid for under the take-over bid;

  5.
  the take-over bid must allow Common Shares and/or Convertible Securities to be withdrawn until taken up and paid for; and

  6.
  in the event the requirement set forth in clause 3.b. above is satisfied, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits and tenders of Common Shares for not less than ten days from the date of such public announcement.

A Permitted Bid need not be a bid for all outstanding Common Shares not held by the bidder, i.e., a Permitted Bid may be a partial bid. The Rights Plan also allows a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid other than the requirement set out in clause 3.a above and must not permit Common Shares tendered or deposited pursuant to the bid to be taken up or paid for prior to the close of business on the last day of the minimum initial deposit period that such take-over bid must remain open for deposits of securities thereunder pursuant to MI 62-104 after the date of the take-over bid constituting the Competing Permitted Bid, provided, however, that a take-over bid that has qualified as a Competing Permitted Bid shall cease to be a Competing Permitted Bid at any time and as soon as such time as when such take-over bid ceases to meet any or all of the foregoing provisions of the definition of "Competing Permitted Bid" and any acquisition of Common Shares and/or Convertible Securities made pursuant to such take-over bid that qualified as a Competing Permitted Bid, including any acquisition of Common Shares and/or Convertible Securities made before such take-over bid ceased to be a Competing Permitted Bid, will not be a "Permitted Bid Acquisition" (as defined in the Rights Plan).

10.3.7        Waiver and Redemption

The Board may, prior to the occurrence of a Flip-in Event, waive the dilutive effects of the Rights Plan in respect of, among other things, a particular Flip-in Event resulting from a take-over bid made by way of a take-over bid circular to all holders of our Common Shares. In such an event, such waiver shall also be deemed to be a waiver in respect of any other Flip-in Event occurring under a take-over bid made by way of a take-over bid circular to all holders of Common Shares prior to the expiry of the first mentioned take-over bid.

The Board may, with the approval of a majority of Independent Shareholders (or, after the Separation Time has occurred, holders of rights, other than rights which are void pursuant to the provisions of the Rights Plan or which, prior to the Separation Time, are held otherwise than by Independent Shareholders), at any time prior to the occurrence of a Flip-in Event which has not been waived, elect to redeem all, but not less than all, of the then outstanding rights at a price of CAN$0.00001 each, appropriately adjusted as provided in the Rights Plan (the "Redemption Price").

Where a take-over bid that is not a Permitted Bid or Competing Permitted Bid is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board may elect to redeem all the outstanding rights at the Redemption Price without the consent of the holders of the Common Shares or the rights and reissue rights under the Rights Plan to holders of record of Common Shares immediately following such redemption. Upon the rights being so redeemed and reissued, all the provisions of the Rights Plan will continue to apply as if the Separation Time had not occurred, and the Separation Time will be deemed not to have occurred and we shall be deemed to have issued replacement rights to the holders of its then outstanding Common Shares.

10.3.8        Amendment to the Rights Plan

The Rights Plan may be amended to correct any clerical or typographical error or to make such changes as are required to maintain the validity of the Rights Plan as a result of any change in any applicable legislation, regulations or rules thereunder, without the approval of the holders of the Common Shares or rights. Prior to the Separation Time, we may, with the prior consent of the holders of Common Shares, amend, vary or delete any of the provisions of the Rights Plan in order to effect any changes which the Board, acting in good faith, considers necessary or desirable. We may, with the prior consent of the holders of rights, at any time after the Separation Time and before the Expiration Time, amend, vary or delete any of the provisions of the Rights Plan.

10.3.9        Protection Against Dilution

The Exercise Price, the number and nature of securities which may be purchased upon the exercise of rights and the number of rights outstanding are subject to adjustment from time to time to prevent dilution in the event of stock dividends, subdivisions, consolidations, reclassifications or other changes in the outstanding Common Shares, pro rata distributions to holders of Common Shares and other circumstances where adjustments are required to appropriately protect the interests of the holders of rights.

10.3.10        Fiduciary Duty of Board

The Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to our best interests and the best interests of our shareholders. The Board will continue to have the duty and power to take such actions and make such recommendations to our shareholders as are considered appropriate.

10.3.11        Exemptions for Investment Advisors

Fund managers, investment advisors (for fully-managed accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds, and administrators of registered pension plans are exempt from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

10.4        Certain Canadian Federal Income Tax Considerations of the Rights Plan

Under the Income Tax Act (Canada) (the "ITA"), the issuance of rights to a recipient could be considered a taxable benefit, the value of which is required to be included in computing the income of a Canadian resident recipient or is subject to withholding tax in the case of a recipient who is not resident in Canada.

In any event, no amount in respect of the value of the rights is required to be included in computing income, or subject to withholding tax, if the rights do not have any value at the date of issue. We considers that the rights will have negligible value when issued, there being only a remote possibility that the rights will ever be exercised. The rights will be considered to have been acquired at no cost. A holder of rights could be required to include an amount in computing income or be subject to withholding tax under the ITA if the rights become exercisable, are exercised or are otherwise disposed of.

This statement is of a general nature only and is not intended to constitute nor should it be construed to constitute legal or tax advice to any particular holder of Common Shares. Such holders are advised to consult their own tax advisors regarding the consequences of acquiring, holding, exercising or otherwise disposing of their rights, taking into account their own particular circumstances and any applicable federal, provincial, territorial or foreign legislation.

Eligibility for Investment

Provided that (i) each person who is an annuitant, a beneficiary, an employer or a subscriber under a particular plan deals at arm's length with us, and (ii) we remain a "public corporation" for purposes of the ITA at all material times, the rights will, based on the law applicable on the date hereof, be qualified investments under the ITA for registered retirement savings plans ("RRSPs"), registered education savings plans, registered retirement income funds ("RRIFs"), deferred profit sharing plans, registered disability savings plans and tax-free savings accounts ("TFSAs"), all as defined in the ITA. The issuance of rights will not affect the status of the Common Shares of the Corporation under the ITA for such purposes, nor will it affect the eligibility of such securities as investments for investors governed by certain Canadian federal and provincial legislation governing insurance companies, trust companies and pension plans.

Notwithstanding that the rights may be qualified investments for a trust governed by a TFSA, RRSP or RRIF, the holder of a trust governed by a TFSA or the annuitant under a RRSP or RRIF that holds rights will be subject to a penalty tax if such rights are a "prohibited investment" for the purposes of the ITA. Rights will generally be a "prohibited investment" if the holder or the annuitant, as the case may be, does not deal at arm's length with us for the purposes of the ITA or the holder or the annuitant, as the case may be, has a "significant interest" (within the meaning of the ITA) in the Corporation. In addition, the rights will generally not be a "prohibited investment" if the rights are "excluded property" as defined in the ITA for purposes of the prohibited investment rules. Holders should consult with their own tax advisors with respect to the prohibited investment rules having regard to their particular circumstances.

10.5        Certain United States Federal Income Tax Considerations of the Rights Plan

The following is a summary of certain material U.S. federal income tax considerations of the proposed resolution to approve, ratify and confirm the Rights Plan and does not purport to be a complete discussion of all of the possible U.S. federal income tax consequences of the matters addressed in this summary. This summary is included for general information only. It does not cover the Medicare tax, any state, local or non-U.S. income, U.S. federal estate or gift or other tax consequences. It does not address the tax consequences to shareholders that are subject to special tax rules, including, but not limited to, financial institutions, insurance companies, regulated investment companies, personal holding companies, non-U.S. persons, persons subject to alternative minimum tax, persons that do not use the U.S. dollar as their functional currency, shareholders of 10% or more of the voting shares of the Corporation, broker-dealers and tax-exempt organizations or persons holding the Common Shares as part of a hedging, straddle, conversion or constructive sale transaction. This summary assumes that a U.S. Holder (as defined below) holds the Common Shares as capital assets. This summary also assumes that the Corporation is not a "passive foreign investment company".

This summary is based on the provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), and the regulations, rulings and judicial decisions interpreting the Code, each as of the date hereof. These authorities are subject to change at any time, possibly with retroactive effect. No assurances can be given that any changes in these laws or authorities will not affect the accuracy of the discussions set forth in this summary. This summary is of a general nature only and is not intended to constitute nor should it be construed to constitute legal or tax advice to any particular holder of Common Shares. Such holders are advised to consult their own U.S. tax advisors regarding the consequences of acquiring, holding, exercising or otherwise disposing of their rights, taking into account their own particular circumstances and any applicable U.S. federal, state, local or foreign legislation.

As used in this Circular, a "U.S. Holder" means the beneficial owner of the Common Shares that is, for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States, (ii) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or its political subdivisions, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust (a) subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (b) that has elected to be treated as a domestic trust for U.S. federal income tax purposes. The U.S. federal income tax treatment of a partner in a partnership that holds Common Shares will depend on the status of the partner and the activities of the partnership.

The approval, ratification and confirmation of the Rights Plan should not constitute a distribution of stock or property by the Corporation to its shareholders, an exchange of property or stock, or any other event giving rise to the realization of gross income by any shareholder for U.S. federal income tax purposes. The holder of rights may have taxable income for U.S. federal income tax purposes if the rights become exercisable or are exercised or sold. If the rights should become exercisable, shareholders should consult their own tax advisors concerning the consequences of acquiring, holding, exercising or disposing of their rights, taking into account their own particular circumstances and any applicable tax laws.

10.6        Term

The Rights Plan will expire (the "Expiration Time") on the earlier of the first annual meeting of our shareholders following March 29, 2022, being the sixth anniversary of the Rights Plan Effective Date (subject to the approval of the resolution by the shareholders at the Meeting and reconfirmation at the first annual meeting of our shareholders following March 29, 2019 (being the third anniversary of the Rights Plan Effective Date)) and the time at which the right to exercise rights shall terminate pursuant to the provisions of the Rights Plan pertaining to the redemption of rights and the waiver of the application of the Rights Plan, after which time it will automatically terminate.

10.7        Ordinary Resolution

The complete text of the ordinary resolution which will be placed before the shareholders at the Meeting to approve, ratify and confirm the Rights Plan is as follows:

"BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS OF THE CORPORATION THAT:

  1.
  the Shareholder Rights Plan evidenced by the Shareholder Rights Plan Agreement entered into between the Corporation and Computershare Trust Company of Canada, as Rights Agent, dated March 29, 2016 and substantially as described in the Management Information Circular of the Corporation dated April 1, 2016, be, and it is hereby, ratified, approved and confirmed;

  2.
  any officer or director of the Corporation be, and each of them is hereby, authorized and directed, for and on behalf and in the name of the Corporation, to sign and execute all documents, to conclude any agreements and to do and perform all acts and things deemed necessary or advisable in order to give effect to this resolution, including compliance with all applicable securities laws and regulations;

  3.
  the Board of the Corporation be, and it is hereby, authorized to cause all measures to be taken, such further agreements to be entered into and such further documents to be executed as may be deemed necessary or advisable to give effect to and fully carry out the intent of this resolution; and

  4.
  any one director or officer of the Corporation be, and each of them is hereby, authorized and directed for and on behalf and in the name of the Corporation, to execute or cause to be executed, whether under corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing."

SECTION 11.        STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board considers good corporate governance to be important to our effective operations. We comply with applicable Canadian legislation and regulations such as National Instrument 58-101—Disclosure of Corporate Governance Practices (the "CSA Disclosure Instrument") and National Policy 58-201—Corporate Governance Guidelines (the "CSA Governance Policy") of the Canadian Securities Administrators (the "CSA"). Pursuant to the requirements of the CSA Disclosure Instrument, we set out in Schedule A to this Circular the disclosure required by the CSA Disclosure Instrument (which are set out in Form 58-101F1 of the CSA Disclosure Instrument) and provide a response to each item, which together describe how we have integrated these "best practices" of corporate governance.

SECTION 12.        INDEBTEDNESS OF DIRECTORS AND OFFICERS

Neither at any time during the financial year ended December 31, 2015 nor as at April 1, 2016 were any of the directors or officers indebted to us in respect of the purchase of our securities or otherwise. The Board has adopted a resolution formally prohibiting (i) the making of any new loans to its directors and officers and (ii) modifying the material terms of any such then existing loans.

SECTION 13.        INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

We are not aware that any of our "informed persons" has had an interest in any material transaction carried out since the beginning of our last completed financial year or in any proposed transaction which has materially affected or is likely to materially affect us or any of our subsidiaries. Applicable securities legislation defines an "informed person" as meaning any one of the following: (a) a director or executive officer of a reporting issuer; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer; (c) any person or company who beneficially owns, or who exercises control or direction over directly or indirectly, voting securities of a reporting issuer or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

SECTION 14.        SHAREHOLDER PROPOSALS FOR NEXT ANNUAL MEETING OF SHAREHOLDERS

Shareholder proposals must be submitted no later than December 30, 2016 so that we may include them in our management information circular that will be prepared and mailed in connection with our annual meeting of shareholders in 2017.

SECTION 15.        ADDITIONAL INFORMATION

We will provide the following documents to any person or company upon request to our Corporate Secretary, at our office at 315 Sigma Drive, Suite 302D, Summerville, South Carolina, USA, 29483:

(i)
one copy of our audited annual financial statements for our most recently completed financial year together with the report of the auditors thereon and Management's Discussion and Analysis for such financial year and one copy of any interim financial statements that we published subsequent to the financial statements for our most recent financial year and Management's Discussion and Analysis thereon; and

(ii)
one copy of this Circular.

In addition, our annual report on Form 20-F (filed in Canada in lieu of an annual information form) will be available from the date of its filing with the securities commissions or similar securities regulatory authorities in Canada as well as any other document incorporated by reference in such annual report. We may require the payment of reasonable expenses if a request is received from a person who is not a holder of our securities, unless we make a distribution of our securities pursuant to a short-form prospectus, in which case such documents will be provided free of charge. Copies of our public disclosure documents, including financial statements, information circulars and annual information forms, are also available at the following websites: www.aezsinc.com, www.sedar.com and www.sec.gov. Financial information related to us is provided in our audited consolidated financial statements and Management's Discussion and Analysis thereon for the financial year ended December 31, 2015.

SECTION 16.        MAIL SERVICE INTERRUPTION

If there is a mail interruption prior to a shareholder mailing a completed proxy to Computershare, it is recommended that the shareholder deposit the completed proxy, in the envelope provided, at any of the following offices of Computershare:

Alberta Suite 600, 530, 8th Avenue SW Calgary, Alberta T2P 3S8	Nova Scotia 1969 Upper Water Street Suite 2008, Purdy's Wharf, Tower II Halifax, Nova Scotia B3J 3R7	Quebec 7th Floor 1500 Robert-Bourassa Boulevard Montréal, Quebec H3A 3S8
Ontario 8th Floor 100 University Avenue Toronto, Ontario M5J 2Y1	British Columbia 2nd Floor 830 510 Burrard Street Vancouver, British Columbia V6C 3B9

SECTION 17.        DIRECTORS' APPROVAL

The contents and the sending of this Circular were approved by our Board.

Dated at Charleston, South Carolina, April 1, 2016.

/s/ Philip A. Theodore

Philip A. Theodore

Corporate Secretary

SCHEDULE A

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

NEW DISCLOSURE RULES AND POLICIES (FORM 58-101F1)

1.     BOARD OF DIRECTORS

  A.
  Disclose the identity of directors who are independent.

    All of the current directors other than Mr. Dodd, the Chairman, President and Chief Executive Officer, namely Messrs. Ernst, Lapalme, Limoges, Cardiff and Newport, and Ms. Egbert, are independent.

  B.
  Disclose the identity of directors who are not independent and describe the basis for that determination.

    Mr. Dodd, the Chairman, President and Chief Executive Officer of the Corporation, is not independent as he is an executive officer of the Corporation.

  C.
  Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board of Directors (the "Board") does to facilitate its exercise of independent judgment in carrying out its responsibilities.

    The Board is currently composed of a majority of independent directors, being six out of seven directors. Management is proposing six candidates for election as directors at the Meeting, of which five are independent.

  D.
  If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Name of director	Name of reporting issuer

Cardiff, Michael	Hydrogenics Corporation

Ernst, Juergen	Pharming Group N.V.

Lapalme, Pierre	BioMarin Pharmaceutical Inc. Insys Therapeutics, Inc. Pediapharm Inc.

Limoges, Gérard	PRO Real Estate Investment Trust (PROREIT)

  E.
  Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If yes, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If not, describe what the Board does to facilitate open and candid discussion amongst its independent directors.

    During every regular Board meeting, there is a portion during which non-independent directors and members of management do not participate. During special Board meetings, typically all members of the Board participate for the full meeting.

  F.
  Disclose whether or not the Chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his role and responsibilities. If not, describe what the Board does to provide leadership for its independent directors.

    The Chairman of the Board, Mr. David A. Dodd, is not an independent director as he is an executive officer of the Corporation. Mr. Juergen Ernst, an independent director, serves as the lead independent director (the "Lead Director"). The responsibilities of the Lead Director, as set forth in a Position Description for the Lead Director adopted by our Board in August 2014, are as follows: (i) to consult and to meet with any or all of the independent directors, at the discretion of either party, and with or without the attendance of the Chairman of the Board; (ii) to represent the independent directors in discussions with the Chairman of the Board on corporate governance issues and other matters; (iii) to promote best practices and high standards of corporate governance; (iv) to assist in the process of conducting evaluations of the Board as a whole, the Committees of the Board and the contribution of the individual directors; (v) to preside at meetings of the Board of Directors when the Chairman of the Board is not present; (vi) to establish, in collaboration with the Compensation Committee, the annual corporate goals and objectives of the Chief Executive Officer; (vii) in collaboration with the Chairman of the Board and the Compensation Committee, to review succession planning periodically and to make recommendations with respect to appointment of senior officers, as and when required; and (viii) to consult with the Chairman of the Board regarding the agenda for meetings of the Board of Directors.

  G.
  Disclose the attendance record of each director for all Board meetings held since the beginning of the most recently completed financial year.

	Board	Audit Committee	Compensation Committee

Marcel Aubut(1)	75%	NA	NA

David A. Dodd	100%	100%	100%

José P. Dorais(2)	75%	100%	50%

Carolyn Egbert	100%	100%	100%

Juergen Ernst	100%	100%	100%

Pierre Lapalme	100%	100%	100%

Gérard Limoges	100%	100%	100%

    (1)
    Marcel Aubut ceased to be a director on November 16, 2015.
    (2)
    José P. Dorais did not stand for election as a director at the Corporation's annual and special meeting of shareholders on May 8, 2015.

    Messrs. Michael Cardiff and Ken Newport were appointed directors in January 2016 and there were no Board or Committee meetings held between the date of their appointment and March 29, 2016.

2.     BOARD MANDATE

  Disclose the text of the Board's written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

  The Board has adopted and approved a written mandate that was amended and restated on December 4, 2014, a copy of which is attached as Schedule B to this Circular.

3.     POSITION DESCRIPTIONS

  A.
  Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If not, briefly describe how the Board delineates the role and responsibilities of each such position.

    The Board has adopted and approved a written description for the chair of the Board and the chair of each Board committee. The mandate of the Chairman of the Board states that he/she is responsible for the administration, development and efficient operation of the Board. The Chairman (or any Lead Director) assists the President and Chief Executive Officer in overseeing the operational aspects involved in managing the Corporation. In addition, the Chairman (or any Lead Director) ensures that the Board adequately discharges its mandate and that the Board's responsibilities and lines of delineation between the Board and management are well understood by the directors. The mandates of each committee chair provide that each chair's responsibility is to manage efficiently his or her respective committee. The committee chair must ensure that the committee adequately discharges its mandate. Committee chairs must report regularly to the Board on the business of their committee. See item 1F. above for a description of the Lead Director's role and responsibilities.

  B.
  Disclose whether or not the Board and Chief Executive Officer have developed a written position description for the Chief Executive Officer. If not, briefly describe how the Board delineates the role and responsibilities of the Chief Executive Officer.

    The Board and the Chief Executive Officer have developed a written position description for the Chief Executive Officer. The Board expects the Chief Executive Officer and the Corporation's senior management team to be responsible for the management of the Corporation's strategic and operational agenda and for the execution of the decisions of the Board.

4.     ORIENTATION AND CONTINUING EDUCATION

  A.
  Briefly describe what measures the Board takes to orient new directors regarding:

  (i)
  the role of the Board, its committees and its directors, and

  (ii)
  the nature and operation of the issuer's business.

    The Board ensures that every new director possesses the capacities, expertise, availability and knowledge required to fill this position. In addition, the Chairman of the Board and the Chief Executive Officer meet new directors in order to give them information on the Corporation's operations. Each new director receives an information booklet that includes the mandate of the Board and all corporate documents related to operations, product pipeline and financial condition.

  B.
  Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge to meet their obligations as directors.

    The Board caused the Corporation to obtain a corporate membership in the Institute of Corporate Directors, which membership permits individual directors to avail themselves of continuing education programs sponsored by the Institute. The Board encourages its members to enroll in programs conducted by the Institute and to apply the knowledge gained in the performance of their duties as members of the Board.

5.     ETHICAL BUSINESS CONDUCT

  A.
  Disclose whether or not the Board has adopted a written code for the directors, officers, and employees. If the Board has adopted a written code:

  (i)
  Disclose how a person or company may obtain a copy of the code.

      The Corporation has adopted a Code of Ethical Conduct applicable to all of its directors, officers and employees as well as a Code of Business Conduct and Ethics for members of its Board (collectively, the "Codes of Ethics"). The Codes of Ethics are available on the website of the Corporation and are both included as exhibits to the Corporation's Annual Report on Form 20-F.

    (ii)
    Describe how the Board monitors compliance with its code or, if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code.

      A copy of the Code of Ethical Conduct was sent to each director, officer and employee when it was initially adopted and such persons also receive copies of the Code of Ethical Conduct as and when it is updated. In addition, each new director, officer or employee also receives a copy of the relevant Code when hired. The Corporation has selected an independent third-party supplier to provide a confidential and anonymous communication channel for reporting concerns about possible violations of the Codes as well as financial and/or accounting irregularities or fraud.

    (iii)
    Provide a cross-reference to any material change report filed since the beginning of the most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

      No material change report was filed by the Corporation since January 1, 2015 regarding departures from the Codes by directors or executive officers.

  B.
  Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

    There is no director or executive officer of the Corporation who has a material interest in any transaction to which the Corporation is a party, other than ordinary course employment agreements. In the case of a material transaction whereby a director or executive officer would have an interest, the Audit Committee or a special committee of independent directors would analyze the situation and, if necessary, an external consultant would be appointed to make a recommendation on the appropriateness of entering into the transaction involving the director or executive officer.

  C.
  Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

    On the website of the Corporation, under the section "Investor Relations/Governance", the Corporation indicates its commitment to preserving its reputation for integrity and excellence, and conducting the business and activities of the Corporation honestly and ethically and in compliance with applicable laws, rules and regulations. The Board has delegated to the Audit Committee the responsibility to ensure compliance with the Corporation's culture of ethical business conduct. A mechanism for confidential and anonymous disclosure has been put in place and is also available on the website of the Corporation. In addition, in compliance with the Corporation's policy, the Chair of the

    Audit Committee reports on a quarterly basis any report or complaints made under the anonymous hotline.

6.     NOMINATION OF DIRECTORS

  A.
  Describe the process by which the Board identifies new candidates for Board nomination.

    The selection of new candidates is made by the Nominating, Governance and Compensation Committee (the "Compensation Committee"). This committee establishes the criteria in respect of the complementarity and expertise that each candidate for election to the Board would bring to the Board. Next, the committee recommends to the Board new candidates for approval.

  B.
  Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If not, describe what steps the Board takes to encourage an objective nomination process.

    The Compensation Committee is composed entirely of independent directors.

  C.
  If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

    The Compensation Committee serves as the Corporation's nominating committee. The responsibilities, powers and operation of this committee are set forth in its mandate, which is attached as Schedule D to this Circular.

7.     COMPENSATION

  A.
  Describe the process by which the Board determines the compensation for the directors and officers.

    The compensation of directors and officers is recommended by the Compensation Committee to the Board for approval. Compensation is reviewed annually.

  B.
  Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If not, describe what steps the Board takes to ensure an objective process for determining such compensation.

    The Compensation Committee serves as the Board's compensation committee. Each member of the Compensation Committee is an independent director.

  C.
  If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

    The Compensation Committee serves as the Board's compensation committee. The responsibilities, powers and operation of the Compensation Committee are set forth in its mandate, which is attached as Schedule D to this Circular.

8.     OTHER BOARD COMMITTEES

  If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

  The Audit Committee and the Compensation Committee are the sole standing committees of the Board.

9.     ASSESSMENTS

  Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If not, describe how the Board satisfies itself that the Board, its committees and its individual directors are performing effectively.

  The Compensation Committee is responsible for assessing the Board as a whole and each individual director, including the Lead Director, on an annual basis. The Chairman of the Board, meets with every Board member on an individual basis. Reports of the findings and recommendations, if any, are then presented to the Board and time is set aside at that meeting for a full and comprehensive discussion regarding the effectiveness of the Board and the committees and any agreed upon improvements are implemented.

10.   TERM LIMITS

  Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanism of board renewal and, if so, include a description of those director term limits or other mechanism of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

  The Corporation has not adopted term limits for directors because (i) the risk profile of the Corporation makes it more difficult for the Corporation to attract and to retain highly qualified board members than other companies and (ii) the nature of the Corporation's business is highly technical, meaning that knowledge of the Corporation's product pipeline and the development potential thereof takes a considerable time for a director to acquire. The Corporation seeks to avoid losing the services of a qualified director with knowledge of its business through the imposition of an arbitrary term limit.

11.   POLICIES REGARDING THE REPRESENTATION OF WOMEN ON THE BOARD

  A.
  Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

    The Corporation has not adopted a written policy relating to the identification and nomination of women directors. The Compensation Committee generally identifies, evaluates and recommends candidates to become members of our Board with the goal of creating a Board that, as a whole, consists of individuals with various and relevant career experience, industry knowledge and experience, and financial and other specialized expertise. The composition of the Board of Directors is primarily a question of experience and expertise brought by each nominee to the Board of Directors. The Compensation Committee, when searching for nominees to the Board of Directors, also takes diversity, including gender diversity, into account. Primarily, the Board of Directors needs directors who have the expertise and the skills necessary for specialty biopharmaceutical companies. Although the Compensation Committee does not have a formal diversity policy concerning membership of the Board, it considers diversity in its broadest sense when evaluating candidates, including persons diverse in gender, ethnicity, experience, and background.

  B.
  If the issuer has adopted a policy referred to in A., disclose the following in respect of the policy: (i) a short summary of its objectives and key provisions; (ii) the measures taken to ensure that the policy has been effectively implemented; (iii) annual and cumulative progress by the issuer in achieving the objectives of the policy; and (iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

    The Corporation does not have a written policy relating to the identification and nomination of women directors.

12.   CONSIDERATION OF THE REPRESENTATION OF WOMEN IN THE DIRECTOR IDENTIFICATION AND SELECTION PROCESS.

  Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer's reasons for not doing so.

  The Compensation Committee considers all factors it deems relevant in the process of identifying and nominating candidates for election or re-election to the Board. While not having a formal requirement to consider the level of representation of women on the Board, the Compensation Committee nominated and re-nominated a woman for election to the Board based on the Corporation's requirement for a particular set of skills that the Compensation Committee found most clearly in a woman candidate.

13.   CONSIDERATION GIVEN TO THE REPRESENTATION OF WOMEN IN EXECUTIVE OFFICER APPOINTMENTS

  Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer's reason for not doing so.

  The Corporation identifies, evaluates and recommends persons to become executive officers with the goal of creating a senior management team that, as a whole, consists of individuals with various and relevant career experience and industry knowledge and experience. The composition of the senior management team is primarily a question of the experience and expertise brought by officer. Primarily, the Corporation needs executive officers who have the expertise and the skills necessary for specialty biopharmaceutical companies in the process of transformation from a singular research-and-development focus to a comprehensive commercial focus.

14.   ISSUER'S TARGETS REGARDING THE REPRESENTATION OF WOMEN ON THE BOARD AND IN EXECUTIVE OFFICER POSITIONS

  For purposes of this item, a "target" means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer's board or in executive officer positions of the issuer by a specific date. Disclose whether the issuer has adopted a target regarding women on the issuer's board. If the issuer has not adopted a target, disclose why it has not done so. Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so. If the issuer has adopted a target of either type, disclose the target and the annual and cumulative progress of the issuer in achieving the target.

  The Corporation has not adopted a target regarding women on the Board because the Compensation Committee generally identifies, evaluates and recommends candidates to become members of our Board with the goal of creating a Board that, as a whole, consists of individuals with various and relevant career experience, industry knowledge and experience, and financial and other specialized experience, while taking diversity, including gender diversity, into account. The Corporation has not adopted a target regarding women in executive officer positions because the

  Corporation's risk profile and lack of resources deprive it of the ability to make appointments on any basis other than finding, often on short notice, the most qualified person who is willing to accept the risks inherent in the Corporation's financial situation.

15.   NUMBER OF WOMEN ON THE BOARD AND IN EXECUTIVE OFFICER POSITIONS

  A.
  Disclose the number and proportion (in percentage terms) of directors on the issuer's board who are women.

    One member of the Corporation's Board is a woman, representing approximately 14% of the membership of the Board and approximately 17% of the independent directors.

  B.
  Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.

    One of the Corporation's executive officers is a woman, representing approximately 14% of the Corporation's executive officers.

SCHEDULE B

MANDATE OF THE BOARD OF DIRECTORS

1.     STEWARDSHIP RESPONSIBILITY

  The Board of Directors (the "Board") of Aeterna Zentaris Inc. (the "Corporation") is responsible for the stewardship of the Corporation. This role is primarily carried out by the Board's supervision of the management of the Corporation's business and affairs by its senior officers. The functions duties and powers of directors are set out in the Canada Business Corporations Act (the "CBCA"), the Corporation's Articles and By-Laws and within the developing principles of common law. Directors cannot and do not manage the affairs of the Corporation in the literal sense, as such duties are delegated to the Corporation's officers. The function of directors relates more to the supervision of the management rather than to the actual management of the Corporation. Generally, the directors' role is to provide supervision of the management of the Corporation, to approve policies of the Corporation and to be knowledgeable about and approve of the major decisions taken by the Corporation. The Board's role includes advocating and supporting the best interests of the Corporation.

  The Board seeks to perform its role by reviewing, discussing and approving the Corporation's strategic planning and organizational structure and supervising management to oversee that the strategic planning and organizational structure enhances and preserves the business of the Corporation and its underlying value. In broad terms, the stewardship of the Corporation involves the Board in strategic planning, risk management and mitigation, senior management appointments, succession planning, communication policy, safety and environmental issues, corporate governance and internal control integrity.

2.     ORGANIZATION, POWERS AND ROLE

  a)
  General. The Board delegates to the Corporation's senior officers the responsibility for the day-to-day management of the Corporation while providing guidance and direction to such senior officers. The Board's primary roles are overseeing corporate performance and providing quality, depth and continuity of management to meet the Corporation's strategic objectives.

  b)
  Composition. The Board shall be composed of a minimum of five (5) and a maximum of fifteen (15) directors. The Board is to be constituted of a majority of individuals who qualify as independent directors, as determined by the Board in accordance with applicable securities laws and standards of the stock exchanges on which the Corporation's securities are listed. The composition of the Board should provide an appropriate mix of skills, knowledge, business expertise and experience in the Corporation's areas of activities and an understanding of the industry and the geographical areas in which the Corporation operates.

  c)
  Appointment. Directors are elected annually by the shareholders of the Corporation, but the directors may from time to time appoint one or more directors, provided that the total number of directors so appointed does not exceed one third (1/3) of the number of directors elected at the last annual meeting of shareholders. The mandate (or term) of each director terminates at the end of the annual shareholders' meeting following that at which he or she was elected.

  d)
  Chair of the Board. Members of the Board shall elect a Chair from among the directors of the Corporation and the Chair shall preside at all meetings of the Board. In addition, if and for as long as the Chair is not an independent director, the Board should also nominate a Lead Director, if appropriate, from among the independent directors to take on appropriate duties. Management is encouraged to attend Board meetings, where appropriate, to provide additional insight to matters being considered by the Board. Regularly following meetings of the Board, the directors shall hold meetings at which senior management, including any management director and any non-independent Chair, is not present in order to ensure a free and open discussion between directors. If the Chair is not present at any meeting of the Board, the Lead Director shall preside at the meeting. The Chair of the Board develops the agenda for each meeting of the Board in consultation with the Chief Executive Officer, the Corporate Secretary and the Lead Director (if there is one). The agenda and the appropriate materials are provided to directors of the Corporation on a timely basis prior to any meeting of the Board.

  e)
  Quorum and Meetings. The quorum at any meeting of the Board is a majority of directors in office and meetings of the Board are held at least quarterly and as required. In addition, at one of the quarterly Board meetings or at a special meeting of the Board held for that purpose, at least once a year, the Board must review the Corporation's strategic plan. Directors may attend all meetings either in person, videoconference or by teleconference; however, directors are expected to attend all board meetings and meetings of committees of which they are members and to review all meeting materials in advance.

  f)
  Director Compensation. Members of the Board shall receive such remuneration for acting as directors as the Board may from time to time determine. The Corporation's Nominating, Governance and Compensation Committee ("NGCC") shall periodically review all aspects of such remuneration and make recommendations to the Board respecting the same. The Chief Executive Officer shall receive no compensation for acting as a director.

  g)
  Delegation. The Board may delegate certain responsibilities to Board committees. Such committees shall have a written Board-approved charter, except in the case of special committees of the Board, which may be appointed from time to time. The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. Subject to applicable law and to the Corporation's Articles and By-Laws, the Board retains the responsibility for managing its own affairs including:

  i)
  planning its composition and size;

  ii)
  selecting its Chair;

  iii)
  providing orientation and on-going education for its directors;

  iv)
  nominating candidates for election to the Board;

  v)
  appointing committees;

  vi)
  determining director compensation;

  vii)
  setting expectations and responsibilities of directors, including attendance at, preparation for and participation in Board and committee meetings;

  viii)
  assessing the effectiveness of the Board, committees and directors in fulfilling their responsibilities;

  ix)
  determining dividend policies and procedures;

  x)
  issuing securities, except as authorized by the Board;

  xi)
  purchasing, redeeming or otherwise acquiring shares of the Corporation;

    xii)
    making, amending and repealing by-laws of the Corporation;

    xiii)
    calling the annual meeting of the shareholders of the Corporation;

    xiv)
    filling any vacancy among directors or in the office of auditor of the Corporation or appointing additional directors; or

    xv)
    submitting to the shareholders any question or matter requiring the approval of the shareholders.

  h)
  Retention of consultants. The Board has the authority to retain, at the Corporation's expense, outside advisors and consultants to report directly to the Board of Directors on board-wide issues.

  i)
  Fiduciary Duties. Considering the special relationship between the directors and the Corporation, which places the directors in a position of trust and control, the common law characterizes the nature of the duties owed by the directors of the Corporation as "fiduciary duties." Generally, a director's fiduciary duty consists of a duty to act honestly and in good faith and with a particular standard of care. The standard of care required of directors and officers is codified in the CBCA, which provides that every director and officer of a corporation in exercising his/her powers and discharging his or her duties shall:

  i)
  act honestly and in good faith with a view to the best interests of the corporation; and,

  ii)
  exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

  j)
  Conflicts of Interest. If a director faces a potential or actual conflict of interest relating to a matter before the Board, that member should alert the Chair, or depending on when the matter becomes known, the Board as a whole. If the Chair faces a potential or actual conflict of interest, the Board Chair should advise the Chair of the Audit Committee. If the Chair, or the Chair of the Audit Committee, as the case may be, concurs that a potential or actual conflict of interest exists, the member faced with such conflict should disclose to the Board the member's interest and should not participate in consideration of the matter and should not vote on the matter. The Corporate Secretary should maintain a written record of any disclosure of conflict by a Board member either in the minutes of the Board or otherwise.

3.     COMMITTEES OF THE BOARD

  In accordance with the Corporation's Articles and By-Laws, as appropriate, the Board should:

  a)
  elect annually from among its members an Audit Committee, and a Nominating, Governance and Compensation Committee (the "NGCC"), each to be composed of not fewer than three directors. The committees shall each adopt a formal written charter approved by the Board;

  b)
  appoint for each committee a Chair from among its members;

  c)
  appoint additional committees as circumstances may warrant; and,

  d)
  appoint special committees periodically to address certain issues of a more short-term nature.

4.     RESPONSIBILITIES

  The Board has the following specific responsibilities:

  a)
  Strategic Planning and Risk Management. The Board should ensure that a strategic planning process is in place; review and approve the Corporation's long-and short-term strategies, visions and missions and monitor management's success in implementing the strategies. The Board should also approve on at least an annual basis, a strategic business plan, taking into account, among other things, business opportunities and risks of the business. As part of the strategic plan review process, the Board should approve and monitor the implementation of the Corporation's annual business plan and ensure that management puts in place appropriate systems and processes to manage the principal risks with a view to the long-term viability of the Corporation. The Audit Committee should regularly review specific areas of the Corporation's financial functions, including the integrity of the Corporation's internal controls and information systems and the NGCC should review risks related to succession planning. Reports on these reviews should be included as part of the regular review by the whole Board of the Corporation's operating performance.

  b)
  Independence and Lead Director. To facilitate the functioning of the Board independently of Corporate management and the non-independent directors, the Board may appoint one of its independent directors to act as Lead Director. The Lead Director should consult and meet with any or all of the independent directors, at the discretion of either party, and with or without the attendance of the Chair, and should represent such directors in discussions with the Chair on corporate governance issues and other matters. The Lead Director should also promote best practices and high standards of corporate governance and assist in the process of conducting director evaluations.

  c)
  Communication and Financial Matters. The Board believes that accurate, timely and regular communication with its shareholders and the investment community is of ultimate importance. The Corporation has a formal disclosure policy, which has been reviewed and approved by the Board. As part of this policy, the Board should review and approve, upon recommendation by the Audit Committee, the general content and the Audit Committee's report on the financial aspects of, the Corporation's Annual Information Form (or the Annual Report on Form 20-F in lieu thereof), Management Proxy Circular, Consolidated Financial Statements, Management's Discussion and Analysis, the Corporation's schedule of authority, prospectuses and any other document required to be disclosed or filed by the Corporation before such documents are publicly disclosed or filed with the appropriate regulatory authorities. In addition, as directed and monitored by the Board, senior management is charged with the responsibility of complying with the Corporation's regulatory disclosure obligations and resounding to inquiries from shareholders, analysts and other interested parties.

  d)
  Internal Control and Reporting. The integrity of the Corporation's internal control and reporting systems are the primary responsibility of management with oversight review by the Audit Committee, which should meet regularly with both the Corporation's financial and accounting personnel and the Corporation's internal and external auditors to review these matters. The Audit Committee should report to the full Board with respect to any issues that arise out of such discussions.

  e)
  Corporate Governance. The NGCC's role includes making recommendations to the Board on all matters relating to corporate governance, including the appropriateness of the Corporation's governance structure in view of its position in the targeted marketplace.

  f)
  New Board Nominees, Board Size and Board Effectiveness. The NGCC is responsible for proposing new board nominees. The subject of the board size should be considered periodically by the Board and on an on-going basis by the NGCC. If a Lead Director is in place, the Lead Director and the NGCC should annually assess the effectiveness of the Board as a whole, the committees of the Board, and the contribution of the individual directors and the results of these assessments should be reported to the Board.

  g)
  Executive Performance and Compensation. The Board should:

  i)
  Appoint all officers and monitor and assess the performance of the CEO and executives who report to the CEO, following a review of the recommendations of the NGCC in collaboration with the Lead Director, if any;

  ii)
  Establish the annual corporate goals and objectives for the CEO; If the Chair is not independent, the Lead Director, in collaboration with the NGCC, should establish the annual corporate goals and objectives for the CEO;

  iii)
  Approve the compensation, of the CEO and executives who report to the CEO upon recommendation by the NGCC, taking into consideration Board expectations and fixed goals and objectives;

  iv)
  Ensure that the CEO and senior management create a culture of integrity throughout the Corporation that creates and reinforces good conduct and ethical behavior and discourages inappropriate or excessive risk-taking;

  v)
  Upon review of the recommendations of the NGCC, approve certain matters relating to all employees, including the Corporation's broad compensation strategy and philosophy, new long-term and short-term benefit programs or material changes to existing programs and stock option and stock grant awards; and

  vi)
  Provide advice and counsel to the CEO in the execution of the CEO's duties.

  h)
  Succession Planning. The Board should ensure that effective succession planning programs are in place, including programs to appoint, train, develop and monitor management. The NGCC and the Chair, as well as the Lead Director, if any, should periodically review succession planning, including recommendations with respect to appointment of senior officers, as and when required. The full Board should approve the appointment of senior officers and the NGCC should monitor senior management succession.

  i)
  Board Compensation. As part of its mandate, the NGCC should periodically review the adequacy and form of compensation of directors, including minimum share ownership requirements, and should make appropriate recommendations to the Board. In making its recommendations, the NGCC should take into account appropriate, comparative market data and the level and form of compensation necessary to attract directors of the caliber and experience required to effectively oversee an organization of the Corporation's current size, complexity and market scope.

  j)
  Board Orientation and Education. All new members of the Board should be provided with the Board Mandate, detailed information on the Corporation, its charter, history and policies relevant to the Board and its members. The Board should also sponsor, as appropriate, and encourage continuing education of Board members to ensure current knowledge compatible with the business. Regular visits to business sites and meetings with senior management should also be encouraged and arranged to allow directors the opportunity to familiarize themselves with the Corporation's operations and business first-hand.

  k)
  Position Descriptions. The NGCC should formulate for Board approval position descriptions for the Chair, the Lead Director, the CEO and the Chair of each Board committee.

  l)
  Confidentiality. The Board should monitor management's enforcement of policies respecting confidential treatment of the Corporation's proprietary information and the confidentiality Board deliberations.

  m)
  Code of Conduct. The Board should ensure a written Code of Conduct (the "Code") has been adopted by the Corporation, which is applicable to all directors, officers and employees. The Code constitutes written standards that are intended and reasonably designed to promote integrity, ethics and honesty and deter wrongdoing. In particular, the Code should address conflicts of interest, protection and proper use of corporate assets, confidentiality of corporate information, fair dealing with security holders, customers, suppliers, competitors and employees; compliance with laws, rules and regulations, and reporting of any illegal or unethical behavior. The Board should also monitor the Corporation's compliance with all significant policies and procedures by which the Corporation is operated, including the Code.

6.     GENERAL

  The Board shall periodically review and assess the adequacy of this Mandate and revise it as it deems appropriate. The performance of the Board should be periodically evaluated with reference to this Mandate. This Mandate should be disclosed on the Corporation's website and elsewhere in accordance with all applicable regulatory requirements.

  The Board's role is an oversight role and nothing in this Mandate is intended to require the Board to ensure the Corporation's or any other person's compliance with applicable laws and regulations. The Board is not, and shall not be deemed to be, an agent of the Corporation's security holders for any purpose whatsoever. The Board of Directors may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to security holders of the Corporation, or other liability whatsoever.

Adopted and approved by the Board of Directors on February 28, 2006 and amended by the Board of Directors on March 4, 2008 and amended and restated on December 4, 2014.

SCHEDULE C

AUDIT COMMITTEE CHARTER

1.     MISSION STATEMENT

  The Audit Committee (the "Committee") of Aeterna Zentaris Inc. (the "Corporation") will assist the Board of Directors in fulfilling its oversight responsibilities. The Committee will review the financial reporting process, the system of internal control, the audit process, and the Corporation's process for monitoring compliance with laws and regulations and with the Code of Ethical Conduct. In performing its duties, the Committee will maintain effective working relationships with the Board of Directors, management, and the external auditors. To effectively perform his or her role, each Committee member will obtain an understanding of the detailed responsibilities of Committee membership as well as the Corporation's business, operations, and risks.

  The function of the Committee is oversight and while it has the responsibilities and powers set forth in this charter, it is neither the duty of the Committee to plan or to conduct audits or to determine that the Corporation's financial statements are complete, accurate and in accordance with generally accepted accounting principles, nor to maintain internal controls and procedures.

2.     POWERS

  The Board authorizes the Committee, within the scope of its responsibilities, to:

  •
  Perform activities within the scope of its charter.

  •
  Engage independent counsel and other advisers as it deems necessary to carry out its duties.

  •
  Set and pay the compensation for any advisors it employs.

  •
  Ensure the attendance of officers and/or other key employees having a finance or accounting function at meetings as appropriate.

  •
  Have unrestricted access to members of management, employees and relevant information.

  •
  Communicate directly with the internal and external auditors.

3.     COMPOSITION

  •
  The Committee shall be formed of at least three members, each of which shall qualify as an independent director, as determined by the Board in accordance with applicable securities laws and standards of the stock exchanges on which the Corporation's securities are listed.

  •
  Each member shall provide a useful contribution to the Committee.

  •
  All members must be financially literate as defined in accordance with applicable securities laws and standards of the stock exchanges on which the Corporation's securities are listed.

  •
  In addition, for as long as the Corporation's securities are listed on the Nasdaq Stock Market, at least one member of the Committee must have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication.

  •
  The chairperson of the Committee shall be appointed by the Board from time to time.

  •
  The term of the mandate of each member shall be one year.

  •
  The quorum requirement for any meeting shall be two members.

  •
  The secretary of the Committee shall be the secretary of the Corporation or any other individual appointed by the Board.

4.     MEETINGS

  •
  If deemed necessary, the Committee may invite other individuals.

  •
  External auditors shall be invited, if needed, to make presentations to the Committee.

  •
  The Committee shall meet at least four times a year. Special meetings may be held if needed. If deemed necessary, external auditors may invite members to attend any meeting.

  •
  The Committee will meet with the external auditors at least once a year without management presence.

  •
  The minutes of each meeting shall be recorded.

5.     ROLE AND RESPONSIBILITIES

  A.
  Financial Information

  i.
  Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.

  ii.
  Ask management and external auditors about significant risks and exposures and the plans to minimize such risks.

  iii.
  Review the unaudited interim financial statements, the audited annual financial statements in addition to any documents which accompany such financial statements, such as the report of the external auditors, and obtain an explanation from management of all material variances between comparative reporting periods, prior to filing or disclosure. Without restricting the generality of the foregoing, the Committee shall discuss with management and the external auditors to the extent required, any issues and disclosure requirements regarding (a) the use of "pro forma" or "adjusted" non-GAAP/non-IFRS information, (b) any off balance sheet arrangements, and (c) any going concern qualification. Determine whether they are complete and consistent with the information known to Committee members, and assess whether the financial statements reflect appropriate accounting principles and recommend their approval to the Board of Directors.

  iv.
  Review and recommend for approval by the Board, all public disclosure documents containing audited or unaudited financial information, including Management's Discussion and Analysis of financial condition and results of operations, all sections of the Annual Report on Form 20-F, quarterly reports and press releases concerning annual and interim financial results, and consider whether the information is adequate and consistent with members' knowledge about the Corporation and its operations and financial position.

  v.
  Be satisfied that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements, other than the public disclosure referred to in the two preceding paragraphs, and periodically assess the adequacy of those procedures.

  vi.
  Review the compliance of the President and Chief Executive Officer and of the Chief Financial Officer certification letter on the Corporation's controls and procedures disclosure of information and the attestation by management of the financial reports.

  vii.
  Pay particular attention to complex and/or unusual transactions such as restructuring charges and derivative disclosures.

    viii.
    Focus on judgmental areas such as those involving valuation of assets and liabilities including, for example, the accounting for and disclosure of: obsolete or slow-moving inventory; loan losses; warranty, product, and environmental liability; litigation reserves and other commitments and contingencies.

    ix.
    Meet with management and the external auditors to review the financial statements and the results of the audit.

    x.
    Consider management's handling of proposed audit adjustments identified by the external auditors.

    xi.
    Ensure that the external auditors communicate certain required matters to the Committee.

    xii.
    Be briefed on how management develops and summarizes quarterly financial information, the extent to which the external auditors review quarterly financial information, and whether that review is performed on a pre- or post-issuance basis.

    xiii.
    Meet with management and, if a pre-issuance review was completed, with the external auditors, either by telephone or in person, to review the interim financial statements and the results of the review.

    xiv.
    To gain insight into the fairness of the interim financial statements and disclosures, obtain explanations from management on whether.

    •
    Actual financial results for the quarter or interim period varied significantly from budgeted or projected results;

    •
    Changes in financial ratios and relationships in the interim financial statements are consistent with changes in the Corporation's operations and financing practices;

    •
    International Financial Reporting Standards (Generally accepted accounting principles) have been (consistently) applied;

    •
    There are any actual or proposed changes in accounting or financial reporting practices;

    •
    There are any significant or unusual events or transactions;

    •
    The Corporation's financial and operating controls are functioning effectively;

    •
    The Corporation has complied with the terms and conditions of loan agreements or security indentures; and

    •
    The interim financial statements contain adequate and appropriate disclosures.

    xv.
    Ensure that the external auditors communicate certain required matters to the Committee.

  B.
  External Audit

  i.
  Review the professional qualification of the auditors (including background and experience of partner and auditing personnel).

  ii.
  Consider and make any necessary determinations with respect to the independence of the external auditor and any potential conflicts of interest.

  iii.
  Review on an annual basis the performance of the external auditors and make recommendations to the Board for their compensation, their appointment, retention and termination of their appointment.

    iv.
    Perform a comprehensive review of the external auditors at least once every five years.

    v.
    Oversee the work of the external auditors, including the resolution of disagreements between management and the external auditors regarding financial reporting.

    vi.
    Require the external auditors to report directly to the Committee and make sure to receive periodic reports from the external auditors.

    vii.
    Review and approve the external auditors' scope and plan of the annual audit, as well as the approach for the current year in light of the Corporation's present circumstances and changes in regulatory and other requirements.

    viii.
    Annually, or more frequently as may be required, consult with the external auditors, without the presence of management, as to internal controls, the fullness and accuracy of the financial statements, any significant difficulties encountered during the course of the audit or access to required information, the quality of financial personnel, the level of co-operation received from management any unresolved material differences of opinion or disputes.

    ix.
    Discuss with the external auditor the appropriateness of the accounting policies applied in the Corporation's financial reports and whether they are considered as aggressive, balanced or conservative.

    x.
    Approve all audit engagement fees and terms as well as reviewing policies for the provision of non-audit services by the external auditors and, when required, the framework for pre-approval of such services.

    xi.
    Pre-approve all audit, audit-related and non-audit services to be provided to the Corporation or any of its subsidiaries, by the external auditors (and its affiliates), in accordance with applicable securities laws (or delegate such pre-approval if and to the extent permitted by law), and consider the potential impact of such services on the independence of the external auditors, provided that the external auditors may not be retained by the Corporation to perform specifically listed categories of non-audit services as set forth by the SEC.

    xii.
    Review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.

    xiii.
    Review post-audit or management letters, containing recommendations of the external auditors and management's response, including the evaluation by the external auditors of the adequacy and effectiveness of management's internal control systems and procedures for financial reporting, and management's responses to any identified weaknesses.

    xiv.
    Review any other material written communication provided by the external auditors to the Corporation's management and submitted to the Committee.

  C.
  Internal Control

  i.
  Evaluate whether management is setting the appropriate tone at the top by communicating the importance of internal controls and ensuring that all individuals possess an understanding of their roles and responsibilities.

  ii.
  Understand the controls and processes implemented by management to ensure that the financial statements derive from the underlying financial systems, comply with relevant standards and requirements, and are subject to appropriate management review.

    iii.
    Discuss with the external auditors and management, the adequacy and effectiveness in the design and operation of the disclosure controls and internal controls of the Corporation and make recommendations for the improvement of such controls or particular areas where new or more detailed controls or procedures are desirable.

    iv.
    Satisfy itself as to the adequacy of the Corporation's review procedures regarding disclosure of other financial information.

    v.
    Gain an understanding of the current areas of financial risk and how these are being handled by the management.

    vi.
    Focus on the extent to which management reviews computer systems and applications, the security of such systems and applications, and the contingency plan for processing financial information in the event of a systems breakdown.

    vii.
    Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

    viii.
    Ensure that the external auditors keep the Committee informed about fraud, illegal acts, deficiencies in internal control, and any other matter deemed appropriate.

    ix.
    Monitor and supervise procedures for (1) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and (2) for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

  D.
  Corporate governance

  i.
  Review the effectiveness of the system for monitoring compliance with laws and regulations and the results of management's investigation and follow-up (including disciplinary action) on any fraudulent acts or accounting irregularities.

  ii.
  Periodically obtain updates from management, general counsel, and tax director regarding compliance.

  iii.
  Be satisfied that all regulatory compliance matters have been considered in the preparation of the financial statements.

  iv.
  Review the findings of any examinations by regulatory agencies.

  v.
  Ensure that a Code of Ethical Conduct is formalized in writing and that all employees are aware of it.

  vi.
  Review periodically, in consultation with the Nominating, Governance and Compensation Committee and the Board of Directors, the content of the Code of Ethical Conduct and make sure employees are informed of amendments.

  vii.
  Evaluate whether management is setting the appropriate tone at the top by communicating the importance of the Code of Ethical Conduct and the guidelines for acceptable business practices.

  viii.
  Review the program for monitoring compliance with the Code of Ethical Conduct.

  ix.
  Periodically obtain updates from management and general counsel regarding compliance.

  E.
  Other Responsibilities

  i.
  Meet with the external auditors and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately.

    ii.
    Ensure that significant findings and recommendations made by the external auditors are received and discussed on a timely basis.

    iii.
    Review, with the Corporation's counsel, any legal matters that could have a significant impact on the Corporation's financial statements.

    iv.
    Review the policies and procedures in effect for considering officers' expenses and perquisites.

    v.
    If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist.

    vi.
    Perform other oversight functions as requested by the full Board.

    vii.
    Regularly update the Board of Directors about Committee activities and make appropriate recommendations.

    viii.
    Ensure the Board is aware of matters that may significantly impact on the financial condition or affairs of the business.

    ix.
    Prepare any reports required by law or standards of the stock exchanges on which the Corporation's securities are listed or requested by the Board, for example a report on the Committee's activities and duties to be included in the section on corporate governance in the Annual Report on Form 20-F.

    x.
    Prepare and review with the Board, in the manner the Committee deems appropriate, an annual performance evaluation of the Committee and its members, comparing its performance with the requirements of this charter.

    xi.
    Review and update the Committee charter annually.

    xii.
    Discuss any changes required to be made to this charter with the Board and ensure the charter and any such changes are approved by the Board.

Adopted and approved by the Board of Directors on May 5, 2000, and amended by the Board of Directors on each of February 26, 2004, February 28, 2006, March 4, 2008, March 10, 2009, March 23, 2010 and amended and restated on November 4, 2014.

SCHEDULE D

MANDATE OF THE NOMINATING, GOVERNANCE AND COMPENSATION COMMITTEE

The Nominating, Governance and Compensation Committee (the "Compensation Committee") of Aeterna Zentaris Inc. (the "Corporation") is a committee of the Board of Directors of the Corporation (the "Board") which assists the Board in developing the Corporation's approach to corporate governance issues, proposes individuals qualified to become Board members, consistent with criteria approved by the Board; oversees the assessment of the effectiveness of the Board and its committees, their respective chairs and individual directors; develops and recommends to the Board a set of corporate governance principles applicable to the Corporation; and, plays a leadership role in the Corporation's corporate governance. This committee also assists the Board in discharging its responsibilities relating to executive and other human resources hiring, assessment, compensation and succession planning.

1.           COMPOSITION OF THE COMMITTEE AND OPERATION

    The Compensation Committee shall have at least three (3) members, each of whom shall meet the independence requirements of the applicable securities laws and standards of the stock exchanges on which the Corporation's securities are listed. Members of the Compensation Committee shall possess the experience, knowledge and skills to suitably serve on the Committee. The Board, after due consideration of the recommendation of the Compensation Committee, shall appoint the members of the Compensation Committee. The chair of the Compensation Committee shall be elected by the independent directors of the Board. The term of the mandate of each member shall be generally one year. The Compensation Committee shall meet as often as may be deemed necessary or appropriate in its judgment, but no less than four (4) times each year, either in person or telephonically. The quorum at any meeting is a majority of its members.

    The Chair of the Compensation Committee shall develop the agenda for each meeting of the Compensation Committee in consultation with the Chairman of the Board, the Lead Director (if there is one) and the Corporate Secretary. The agenda and the appropriate materials shall be provided to members on a timely basis prior to any meeting. The Chair of the Compensation Committee shall make regular reports to the Board with respect to its activities.

    The Compensation Committee shall review its mandate from time to time as appropriate and report to the Board on its adequacy. In addition, it annually assesses both its own performance as well as that of its members.

2.           AUTHORITY

    The Compensation Committee has authority to take appropriate actions necessary to discharge its responsibilities. Such authority includes, but is not limited to, the power to:

  a)
  Retain outside counsel, accountants, outside advisors, consultants, or others to assist in the conduct of an investigation, or as it determines appropriate, to advise or assist in the performance of its functions. The Compensation Committee, or its chair shall pre-approve all services provided to the Corporation at the request of management by any compensation consultant or advisor, or any of its affiliates, retained to assist the Compensation Committee in determining compensation for any of the Corporation's directors or executive officers. The Compensation Committee shall have sole authority to retain and terminate any search firm to be used to identify director candidates, including sole authority to approve the search firm's fees and other retention terms;

  b)
  Seek any information it requires from employees or external parties. Employees and external parties will be directed to cooperate and comply with the Compensation Committee's requests; and

  c)
  Meet with the senior internal auditor, company officers, external auditors, or outside counsel, as necessary.

3.           RESPONSIBILITIES

    Among its specific responsibilities, the Compensation Committee shall:

  1.
  Establish criteria and qualifications for Board membership, including standards for assessing independence. These criteria and qualifications shall include, among other things:

  a)
  The highest ethical standards and integrity;

  b)
  A willingness to act on and be accountable for Board decisions;

  c)
  An ability to provide wise, informed, and thoughtful counsel to top management on a range of issues;

  d)
  A history of achievement that reflects superior standards for director candidate and others;

  e)
  Loyalty and commitment to driving the success of the Corporation;

  f)
  An ability to take tough positions while at the same time working as a team player; and

  g)
  A background that provides a portfolio of experience and knowledge commensurate with the Corporation's needs.

  2.
  Identify and consider candidates, including those recommended by shareholders and others, to fill positions on the Board, and assess the contributions and independence of incumbent directors in determining whether to recommend them for re-election to the Board.

  3.
  Recommend to the Board candidates for election or re-election at each annual meeting of shareholders and, if the Compensation Committee deems appropriate, for appointment of additional directors between annual meetings of shareholders.

  4.
  Recommend to the Board candidates for appointment to the Audit Committee and its committee chair and consider periodic rotation of committee members. The full Board shall select candidates for appointment to the Compensation Committee.

  5.
  Annually review the Corporation's corporate governance processes, and its governance principles, including such issues as the Board's organization, membership terms, size, composition, and the structure and frequency of Board meetings, and recommend appropriate changes to the Board to ensure effectiveness of decision making.

  6.
  Consider questions of possible conflicts of interest of Board members and senior executives, in collaboration with the Audit Committee, and initiate appropriate action to address any such conflicts.

  7.
  Make recommendations to the Board regarding resignations of directors in accordance with applicable policies of the Corporation.

  8.
  Establish compensation for directors and, as timely required, review the compensation schedule for appropriate competitiveness and make recommendations for revisions to the Board when necessary.

  9.
  Review annually with the Chairman/CEO the performance of the Corporation's senior executives and recommend to the Board their appropriate, market competitive, total direct and indirect compensation.

  10.
  In collaboration with the Chairman, or the Lead Director if the Chairman of the Board is not independent, annually review, establish and recommend to the Board the objectives to be achieved by the CEO and recommend to the Board the appropriate compensation for the CEO as measured by achievement of the objectives for the applicable period.

  11.
  Oversee risk identification and management in relation to executive compensation policies and practices and review the disclosure in this respect.

  12.
  Review periodically with the Chairman/CEO and the Board, the succession plan, and its effectiveness, relating to positions held by senior executives, including the CEO, and make recommendations to the Board regarding the recruitment, selection and retention of individuals to fill these positions.

  13.
  Oversee the orientation of new directors and continuing education of directors.

  14.
  Recommend for Board approval a code of conduct for Board directors, review such code annually and recommend revisions thereto as appropriate.

  15.
  Monitor the functions of the Board and its committees, as set forth in their respective mandates, and coordinate and collaborate with the Lead Director, if any, to oversee the annual self-assessments of the performance and procedures of the Board and each of its committees. At a minimum, the self-assessment will solicit feedback from the directors about:

  a)
  Overall effectiveness;

  b)
  Composition and structure;

  c)
  Culture;

  d)
  Focus;

  e)
  Information and resources; and

  f)
  Process.

        Feedback from this annual, self-assessment process will be provided to Board members, as appropriate.

  16.
  Oversee and recommend for Board approval any material change to the organizational structure of the Corporation.

  17.
  Review and approve directors' and officers' liability insurance coverage.

  18.
  Oversee, recommend, advise, ensure and confirm that the Corporation has deployed appropriate human resources policies, procedures and processes are in place with respect to recruitment, retention, workplace conduct, including rules, requirements and guidelines, disclosure (including use of privileged information and "blackout" periods), training, development, disciplinary actions, career pathways, terminations and related policies that create a positive workplace environment and a functional culture focused on achieving business strategy and objectives.

  19.
  Oversee, recommend, advise, ensure and confirm that the Corporation deploys an appropriate code of conduct that engenders an ethical culture based on values, principles,

    integrity and honesty, including a functional system for reporting misconduct, violations of laws, rules or regulations or seeking advice and guidance.

  20.
  In collaboration with management, review the structure and governance of the Corporation's welfare benefits, defined and/or non-qualified retirement or pensions benefit plans, long- and short-term compensation plans, direct and indirect compensation plans, incentive, bonus and awards plans, security-based compensation plans and the like for executive and non-executive employees and make appropriate recommendations to the Board with respect thereto.

  21.
  In consultation with the Board, approve stock option and stock grant awards.

  22.
  Review the annual statement of corporate governance practices for inclusion within the Corporation's Management Proxy or Information Circular and/or Annual Information Form/Annual Report on Form 20-F, in accordance with applicable rules and regulations.

  23.
  Review corporate governance guidelines applicable to the Corporation, recommend to the Board any revision(s) thereto, monitor and oversee the disclosure of the Corporation's corporate governance structures, procedures and practices, including relevant decisions requiring Board approval and, where appropriate, measures for receiving shareholder feedback, in accordance with applicable rules, regulations and standard industry practices.

  24.
  Assess annually the performance of the Board, its Lead Director, if any, individual directors, the Board committees and their respective chairs, including measurement by any applicable committee mandate, and report its findings to the Board.

  25.
  Review periodically the mandates of the Board and its committees and recommend any proposed changes to the Board.

  26.
  Nothing contained in this mandate is intended to expand applicable standards of conduct under statutory or regulatory requirements for the directors of the Corporation or the members of the Compensation Committee.

Adopted and approved by the Board of Directors on February 28, 2006 and amended on March 10, 2009, March 23, 2010, March 27, 2012 and amended and restated on August 7, 2014.

315 Sigma Drive, Suite 302D
Summerville, South Carolina, USA 29483
Telephone: 843-900-3223
www.aezsinc.com

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